Exhibit 99.3

RESPONSIBLITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the consolidated financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the Audit Committee, which is composed of non-executive directors. The Audit Committee meets periodically with management and the auditors to review financial reporting and control matters.

/s/ David Garofalo	/s/ Jason Attew

David Garofalo	Jason Attew

President and Chief Executive Officer	Executive Vice President, Chief Financial Officer and Corporate Development

February 14, 2018

Vancouver, Canada

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Goldcorp Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Goldcorp Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, and the consolidated statements of earnings, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control over Financial Reporting

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2018 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error. Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

February 14, 2018

Vancouver, Canada

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We have served as the Company’s auditor since 2005.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Goldcorp Inc. (“Goldcorp” or “the Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of, the President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer and Corporate Development and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of Goldcorp;
ii.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that Goldcorp’s receipts and expenditures are made only in accordance with authorizations of management and Goldcorp’s directors; and

iii.

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Goldcorp’s assets that could have a material effect on Goldcorp’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Goldcorp’s internal control over financial reporting as of December 31, 2017, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2017, Goldcorp’s internal control over financial reporting was effective.

The effectiveness of Goldcorp’s internal control over financial reporting, as of December 31, 2017, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2017, as stated in their report.

/s/ David Garofalo	/s/ Jason Attew

David Garofalo	Jason Attew

President and Chief Executive Officer	Executive Vice President, Chief Financial Officer and Corporate Development

February 14, 2018

Vancouver, Canada

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Goldcorp Inc. and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and Canadian generally accepted auditing standards, the consolidated financial statements as at and for the year ended December 31, 2017, of the Company and our report dated February 14, 2018, expressed an unmodified/unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

February 14, 2018

Vancouver, Canada

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CONSOLIDATED STATEMENTS OF EARNINGS

YEARS ENDED DECEMBER 31

(In millions of United States dollars, except for per share amounts)

	Note	2017	2016
Revenues	9	$3,423	$3,510

Mine operating costs

Production costs	9, 10, 17	(1,889)	(2,066)

Depreciation and depletion	9, 19(d)	(990)	(1,024)
		(2,879)	(3,090)
Earnings from mine operations		544	420

Exploration, evaluation and project costs	19(a)	(62)	(34)

Share of net earnings related to associates and joint venture	20	189	171

(Impairment) reversal of impairment of mining interests, net	8(a), 8(b), 21	(244)	49

Corporate administration	10(a), 28	(158)	(187)

Restructuring costs	11	(4)	(50)
Earnings from operations, associates and joint venture	9	265	369

Gain on derivatives, net	26(b)(i), (ii)	4	3

Gain on disposition of mining interest, net of transaction costs	8(b), (c)	42	—

Finance costs	12	(133)	(137)

Other income (expense), net	13	15	(13)
Earnings before taxes		193	222

Income tax recovery (expense)	14	465	(60)
Net earnings		$658	$162

Net earnings per share

Basic	15(a)	$0.76	$0.19

Diluted	15(a)	0.76	0.19

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31

(In millions of United States dollars)

			2017	2016
Net earnings			$658	$162
Other comprehensive (loss) income, net of tax

Items that may be reclassified subsequently to net earnings:

Unrealized (losses) gains

Available-for-sale securities	26	(c)	(17)	75

Derivatives designated as cash flow hedges	26	(b)	19	(15)

Reclassification of realized gains (losses)

Available-for-sale securities recognized in net earnings	26	(c)	(15)	(12)

Derivatives designated as cash flow hedges recognized in net earnings	26	(b)	(3)	—

Derivatives designated as cash flow hedges recorded as property, plant and equipment	26	(b)	(1)	—
			(17)	48
Items that will not be reclassified subsequently to net earnings:

Remeasurement of defined benefit pension plans			(1)	(1)
Total other comprehensive (loss) income, net of tax			(18)	47
Total comprehensive income			$640	$209

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31

(In millions of United States dollars)

	Note	2017	2016
Operating activities
Net earnings		$658	$162
Adjustments for:
Reclamation expenditures	25	(24)	(28)
Items not affecting cash:
Depreciation and depletion	9, 19(d)	990	1,024
Share of net earnings related to associates and joint venture	20	(189)	(171)
Impairment (reversal of impairment) of mining interests, net	8(a), 8(b), 21	244	(49)
Share-based compensation	28(a)	30	52
Unrealized loss (gains) on derivatives, net	26(b)(ii)	2	(9)
Gain on disposition of mining interest, net of transaction costs	8(b), (c)	(42)	—
Revision of estimates and accretion of closure cost obligations	10, 25	20	7
Foreign exchange loss		19	13
Deferred income tax recovery	14	(661)	(65)
Other		19	(11)
Decrease (increase) in working capital	16	145	(126)
Net cash provided by operating activities		1,211	799
Investing activities
Acquisition of mining interests	7	(266)	6
Expenditures on mining interests	9, 19(b)	(1,075)	(696)
Return of capital investment in associate	20	65	24
Proceeds from dispositions of mining interests, net of transaction costs	8(a), (b), (c)	320	—
Interest paid	19(b)	(35)	(25)
(Purchases) proceeds of short-term investments and available-for-sale securities, net	16	(48)	37
Settlement of deferred payment obligation	7(a)	(5)	—
Other	9(f)	(61)	—
Net cash used in investing activities		(1,105)	(654)
Financing activities
Debt repayments		—	(202)
(Repayment) draw down of credit facility, net		(30)	30
Finance lease payments		(6)	(5)
Dividends paid to shareholders	15(b)	(62)	(97)
Common shares issued		1	3
Other		—	(23)
Net cash used in financing activities		(97)	(294)
Effect of exchange rate changes on cash and cash equivalents		—	—
Increase (decrease) in cash and cash equivalents		9	(149)
Cash and cash equivalents, beginning of the year		157	326
Cash and cash equivalents reclassified as held for sale at the beginning of the period	8(a)	20	(20)
Cash and cash equivalents, end of the year	16	$186	$157

  Supplemental cash flow information (note 16)

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED BALANCE SHEETS

(In millions of United States dollars)

	Note	At December 31 2017	At December 31 2016
Assets
Current assets
Cash and cash equivalents	16	$186	$157
Short-term investments		48	43
Accounts receivable		146	95
Inventories	17	441	370
Sales and indirect taxes recoverable		250	271
Income taxes receivable		24	25
Assets held for sale	8(a)	—	548
Other	18	48	59
		1,143	1,568
Mining interests
Owned by subsidiaries and joint operation	19, 21	17,311	17,565
Investments in associates and joint venture	20, 21	2,736	2,007
		20,047	19,572
Investments in securities		178	114
Deferred income taxes	14	112	49
Inventories	17	16	28
Other	22	189	166
Total assets		$21,685	$21,497
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$574	$512
Current portion of debt	23	499	—
Income taxes payable		98	52
Liabilities relating to assets held for sale	8(a)	—	118
Other		84	95
		1,255	777
Deferred income taxes	14	3,063	3,658
Debt	23	1,984	2,510
Deferred payment obligation	7(a)	182	—
Provisions	25	610	661
Finance lease obligations	24	242	247
Income taxes payable		122	127
Other		43	102
Total liabilities		7,501	8,082
Shareholders’ equity
Common shares, stock options and restricted share units		18,261	18,064
Accumulated other comprehensive income		23	41
Deficit		(4,100)	(4,690)
		14,184	13,415
Total liabilities and shareholders’ equity		$21,685	$21,497

  Commitments and contingencies (notes 7(a), 26(e)(ii) and 30)

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of United States dollars, shares in thousands)

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Accumulated other comprehensive income	Deficit	Total
At January 1, 2017	853,812	$17,733	$331	$41	$(4,690)	$13,415
Total comprehensive income
Net earnings	—	—	—	—	658	658
Other comprehensive loss	—	—	—	(18)	—	(18)
	—	—	—	(18)	658	640
Acquisition of Exeter Resource Corporation (note 7(a))	11,261	156	2	—	2	160
Stock options exercised and restricted share units vested (note 28(a))	1,647	33	(32)	—	—	1
Share-based compensation (note 28(a))	—	—	30	—	—	30
Dividends (note 15(b))	626	8	—	—	(70)	(62)
At December 31, 2017	867,346	$17,930	$331	$23	$(4,100)	$14,184

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Accumulated other comprehensive (loss) income	Deficit	Total
At January 1, 2016	830,337	$17,276	$328	$(6)	$(4,750)	$12,848
Total comprehensive income
Net earnings	—	—	—	—	162	162
Other comprehensive income	—	—	—	47	—	47
	—	—	—	47	162	209
Shares issued pursuant to the acquisition of Kaminak Gold Corporation (note 7(b))	20,997	400	—	—	—	400
Stock options exercised and restricted share units vested (note 28a))	2,158	52	(49)	—	—	3
Share-based compensation (note 28(a))	—	—	52	—	—	52
Dividends (note 15(b))	320	5	—	—	(102)	(97)
At December 31, 2016	853,812	$17,733	$331	$41	$(4,690)	$13,415

The accompanying notes form an integral part of these consolidated financial statements.

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(In millions of United States dollars, except where noted)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc. is the ultimate parent company of its consolidated group (“Goldcorp” or “the Company”). The Company is incorporated and domiciled in Canada, and its head office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The Company is a gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, lead, zinc and copper.

The Company’s principal producing mining properties are comprised of the Éléonore, Musselwhite, Porcupine and Red Lake mines in Canada; the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; and the Pueblo Viejo mine (40% interest) in the Dominican Republic. At December 31, 2017, the Company’s significant projects include the Borden, Cochenour and Coffee projects in Canada, and the NuevaUnión (50% interest) and Norte Abierto (50% interest) projects in Chile.

In 2017, the Company acquired 50% of the Cerro Casale project which was contributed to a newly formed 50/50 joint operation with Barrick Gold Corporation (“Barrick”). The Company also acquired 100% of Exeter Resource Corporation (“Exeter”) and its Caspiche project (“Caspiche”), which was contributed to the joint operation with Barrick (note 7(a)). Barrick and Goldcorp each owns a 50% interest in the combined project, Norte Abierto.

On April 7, 2017, the Company completed the sale of the Los Filos mine in Mexico to Leagold Mining Corporation (“Leagold”) (note 8(a)) and received shares of Leagold as part of the consideration. The Company currently owns 22.9% of Leagold’s issued and outstanding shares which is accounted for as an investment in associate using the equity method.

2.	BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective as of December 31, 2017. IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”).

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

(a)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period.

(b)	Currency of presentation

The Company’s presentation currency is the United States (“US”) dollar. All amounts, with the exception of per share amounts, are expressed in millions of US dollars, unless otherwise stated. References to C$ are to Canadian dollars.

(c)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The principal subsidiaries of Goldcorp and their geographic locations at December 31, 2017 were as follows:

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Direct parent company	Location	Ownership interest	Mining properties and development projects owned (note 19)
Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Éléonore mine

Goldcorp Canada Ltd./Goldcorp Inc. (“Musselwhite”)	Canada	100%	Musselwhite mine

Goldcorp Canada Ltd./Goldcorp Inc. (“Porcupine”)	Canada	100%	Porcupine mine and Borden project

Red Lake Gold Mines Ontario Partnership (“Red Lake”)	Canada	100%	Red Lake and Campbell mines, and Cochenour project

Minera Peñasquito S.A. de C.V. (“Peñasquito”)	Mexico	100%	Peñasquito mine

Oroplata S.A. (“Cerro Negro”)	Argentina	100%	Cerro Negro mine

Kaminak Gold Corporation (“Kaminak”)	Canada	100%	Coffee project

Intercompany assets and liabilities, equity, income, expenses, and cash flows between the Company and its subsidiaries are eliminated.

(d)	Investments in associates and joint arrangements

These consolidated financial statements also include the following joint arrangements and investments in associates:

Associates and joint arrangements	Location	Ownership interest	Classification and accounting method	Mining properties (note 20)
Compañia Minera Casale SpA (“Norte Abierto”)”)	Chile	50.0%	Joint Operation; consolidate Goldcorp’s share	Norte Abierto project

NuevaUnión SpA (“NuevaUnión”)	Chile	50.0%	Joint Venture; equity method	NuevaUnión project

Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40.0%	Associate; equity method	Pueblo Viejo mine

Minera Alumbrera Limited (“Alumbrera”)	Argentina	37.5%	Associate; equity method	Alumbrera mine

Leagold Mining Corporation (“Leagold”)	Mexico	22.9%	Associate; equity method	Los Filos mine

The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control and decisions about the activities that significantly affect the returns of the investee require unanimous consent. A joint arrangement is classified as either a joint operation or a joint venture, subject to the terms that govern each investor’s rights and obligations in the arrangement.

In a joint operation, the investor has rights and obligations to the separate assets and liabilities of the investee and in a joint venture, the investors have rights to the net assets of the joint arrangement. For a joint operation, the Company recognizes its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company accounts for its investment in the joint arrangement using the equity method.

An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies. The Company accounts for its investments in associates using the equity method.

Under the equity method, the Company’s investment in a joint venture or an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net earnings and losses of the joint venture or associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the joint venture or associate’s reserves, and for impairment losses after the initial recognition date. The total carrying amount of the Company’s investments in joint venture and associates also include any long-term debt interests which in substance form part of the Company’s net investment. The Company’s share of a joint venture or an associate’s losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. The Company’s share of earnings and losses of joint venture and associates are recognized in net earnings during the period. Dividends and repayment of capital received from a joint venture or an associate are accounted for as a reduction in the carrying amount of the Company’s investment. Unrealized gains and losses between the Company and its joint venture and associates are recognized only to the extent of unrelated

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(In millions of United States dollars, except where noted)

investors’ interests in the associates and joint venture. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and its joint venture and associates are not eliminated.

The Company’s investments in joint venture and associates are included in mining interests on the Consolidated Balance Sheets.

Impairment and reversal of impairment of investments in associates and joint arrangements

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate or joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”). If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

Similar to the assessment of impairment for subsidiaries, the Company reviews the mining properties and plant and equipment for a joint operation at the cash-generating unit (“CGU”) level to determine whether there is any indication that these assets are impaired (note 3(m)).

(e)	Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Company and its shareholders in the form of dividends, lower costs or other economic benefits. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business. Those factors include, but are not limited to, whether the set of activities or assets:

(i)	Has begun planned principal activities;

(ii)	Has employees, intellectual property and other inputs and processes that could be applied to those inputs;

(iii)	Is pursuing a plan to produce outputs; and

(iv)	Will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities or assets in the exploration and development stage to qualify as a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their fair values at acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition-related costs, other than costs to issue debt or equity securities of the acquirer, are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.

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It generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

(i)	The identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree;

(ii)	The consideration transferred in exchange for an interest in the acquiree;

(iii)	In a business combination achieved in stages, the equity interest in the acquiree previously held by the acquirer; and

(iv)	The resulting goodwill or gain on a bargain purchase.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. The excess of: (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree, over the fair value of net assets acquired, is recorded as goodwill.

(f)	Discontinued operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operation; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operation; or (iii) is a subsidiary acquired exclusively with a view to resell.

A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

(g)	Assets and liabilities held for sale

A non-current asset or disposal group of assets and liabilities (“disposal group”) is classified as held for sale, if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, and when the following criteria are met:

(i)	The non-current asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; and

(ii)	The sale of the non-current asset or disposal group is highly probable. For the sale to be highly probable:

a.	The appropriate level of management must be committed to a plan to sell the asset or disposal group;

b.	An active program to locate a buyer and complete the plan must have been initiated;

c.	The non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;

d.	The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and

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(In millions of United States dollars, except where noted)

e.	Actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets and disposal groups are classified as held for sale from the date these criteria are met and are measured at the lower of the carrying amount and FVLCD. If the FVLCD is lower than the carrying amount, an impairment loss is recognized in net earnings. Upon classification as held for sale, non-current assets are no longer depreciated.

(h)	Foreign currency translation

The functional and presentation currency of the Company and each of its subsidiaries, associates and joint arrangements is the US dollar. Accordingly, foreign currency transactions and balances of the Company’s subsidiaries, associates and joint arrangements are translated as follows: (i) monetary assets and liabilities denominated in currencies other than the US dollar (“foreign currencies”) are translated into US dollars at the exchange rates prevailing at the balance sheet date; (ii) non-monetary assets denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates; (iii) non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; and (iv) income statement items denominated in foreign currencies are principally translated using daily exchange rates, except for depreciation and depletion which is translated at historical exchange rates.

Foreign exchange gains and losses are recognized in net earnings and presented in the Consolidated Statements of Earnings in accordance with the nature of the transactions to which the foreign currency gains and losses relate. Unrealized foreign exchange gains and losses on cash and cash equivalent balances denominated in foreign currencies are disclosed separately in the Consolidated Statements of Cash Flows.

(i)	Revenue recognition

The Company includes proceeds from the sale of all metals in revenue. The Company’s primary product is gold and other metals produced as part of the extraction process are considered to be by-products arising from the production of gold. Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed to the buyer; it is probable that economic benefits associated with the transaction will flow to the Company; the sale price can be measured reliably; the Company has no significant continuing involvement; and the costs incurred or to be incurred in respect of the transaction can be measured reliably. In circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer.

The initial sales price of the Company’s concentrate metal sales is determined on a provisional basis at the date of sale. The final sales price is based on the monthly average London Metal Exchange or London Bullion Market Association prices with monthly movements between the provisional and final pricing recognized in revenue. The period between provisional invoicing and final pricing, or settlement period, is typically between 30 and 120 days. Revenue on provisionally priced sales is recognized based on the estimated fair value of the total consideration receivable. These provisional sales contain an embedded derivative instrument which represents the forward contract for which the provisional sale is subsequently adjusted and is required to be separated from the host contract. Accordingly, the fair value of the final sales price adjustment is re-estimated by reference to forward market prices at each period end and changes in fair value are recognized as an adjustment to revenue. Accounts receivable for metal concentrate sales are therefore measured at fair value. Refining and treatment charges are netted against revenues from metal concentrate sales.

(j)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares outstanding during the period. For calculations of diluted earnings per share, the weighted average number of common shares outstanding are adjusted to include the effects of restricted share units and dilutive stock options, whereby proceeds from the potential exercise of dilutive stock options with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period.

(k)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term money market investments that are readily convertible to cash with original terms of three months or less.

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(l)	Inventories and stockpiled ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are measured at the lower of weighted average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell. At operations where the ore extracted contains significant amounts of metals other than gold, primarily silver, copper, lead and zinc, cost is allocated between the joint products on a pro-rata basis. Incremental processing costs directly related to a joint product are allocated to that metal. Stockpiled ore and ore on leach pads that is expected to take longer than 12 months to recover is presented as a non-current asset.

Ore extracted from the mines is generally stockpiled and subsequently processed into finished goods (gold and by-products in doré or concentrate form). Costs are included in work-in-process inventory based on current costs incurred up to the point prior to the refining process, including applicable depreciation and depletion of mining interests, and removed at the weighted average cost per recoverable ounce of gold. The average costs of finished goods represent the average costs of work-in-process inventories incurred prior to the refining process, plus applicable refining costs.

The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process at Peñasquito. Under this method, ore is stacked on leach pads and treated with a cyanide solution that dissolves the gold contained within the ore. The resulting pregnant solution is further processed in a plant where the gold is recovered. Costs are included in heap leach ore inventory based on current mining and leaching costs, including applicable depreciation and depletion of mining interests, and removed from heap leach ore inventory as ounces of gold are recovered at the weighted average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).

Supplies are measured at weighted average cost. In the event that the net realizable value of the finished product, the production of which the supplies are held for use in, is lower than the expected cost of the finished product, the supplies are written down to net realizable value.

The costs of inventories sold during the period are presented as mine operating costs in the Consolidated Statements of Earnings.

(m)	Mining interests

Mining interests include mining properties, related plant and equipment, and the Company’s investments in associates and joint venture.

Mining properties

Mining properties are comprised of reserves, resources and exploration potential. The value associated with resources and exploration potential is the value beyond proven and probable reserves.

Resources represent the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within: (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property.

Recognition

Capitalized costs of mining properties include the following:

(i)	Costs of acquiring production, development and exploration stage properties in asset acquisitions;

(ii)	Costs attributed to mining properties acquired in business combinations;

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(In millions of United States dollars, except where noted)

(iii)	Expenditures incurred to develop mining properties;

(iv)	Economically recoverable exploration and evaluation expenditures;

(v)	Borrowing costs incurred that are attributable to qualifying mining properties;

(vi)	Certain costs incurred during production, net of proceeds from sales, prior to reaching operating levels intended by management; and

(vii)	Estimates of reclamation and closure costs (note 3(p)).

Acquisitions:

The cost of acquiring a mining property as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. The purchase consideration of the acquisition of a mining property determined to be an asset acquisition is allocated to the individual assets acquired and liabilities assumed based on their relative fair values. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

Development expenditures:

Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves are capitalized and included in the carrying amount of the related property in the period incurred, when management determines that it is probable that the expenditures will result in a future economic benefit to the Company.

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body (stripping costs). Stripping costs incurred prior to the production stage of a mining property (pre-stripping costs) are capitalized as part of the carrying amount of the related mining property.

Exploration and evaluation expenditures:

The costs of acquiring rights to explore, exploratory drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contain proven and probable reserves are exploration and evaluation expenditures and are expensed as incurred to the date of establishing that costs incurred are economically recoverable. Exploration and evaluation expenditures incurred subsequent to the establishment of economic recoverability are capitalized and included in the carrying amount of the related mining property.

Management uses the following criteria in its assessments of economic recoverability and probability of future economic benefit:

(i)	Geology: there is sufficient geologic certainty of converting a mineral deposit into a proven and probable reserve. There is a history of conversion to reserves at operating mines;

(ii)

Scoping, prefeasibility or feasibility: there is a scoping study, prefeasibility or preliminary feasibility study that demonstrates the additional reserves and resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recover the incremental costs of extraction and production;

(iii)	Accessible facilities: the mineral deposit can be processed economically at accessible mining and processing facilities where applicable;

(iv)

Life of mine plans: an overall life of mine plan and economic model to support the economic extraction of reserves and resources exists. A long-term life of mine plan and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body; and

(v)	Authorizations: operating permits and feasible environmental programs exist or are obtainable.

Prior to capitalizing exploratory drilling, evaluation, development and related costs, management determines that the following conditions have been met:

(i)	It is probable that a future economic benefit will flow to the Company;

GOLDCORP  |  16

(ii)	The Company can obtain the benefit and controls access to it;

(iii)	The transaction or event giving rise to the future economic benefit has already occurred; and

(iv)	Costs incurred can be measured reliably.

Borrowing costs:

Borrowing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (“qualifying assets”) are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use, which in the case of mining properties, is when the mining property reaches commercial production. Capitalization commences on the date that expenditures for the qualifying asset are incurred, borrowing costs are being incurred by the Company and activities that are necessary to prepare the qualifying asset for its intended use are being undertaken. All other borrowing costs are expensed in the period in which they are incurred. For funds obtained from general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the borrowings during the period. For funds borrowed that are directly attributable to a qualifying asset, the amount capitalized represents the actual borrowing costs incurred on the specific borrowings.

Costs incurred during production:

Capitalization of costs incurred ceases when the mining property is capable of operating at levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized.

Development costs incurred to maintain current production are included in mine operating costs. These costs include the development and access (tunnelling) costs of production drifts to develop the ore body in the current production cycle.

During the production phase of a mine, stripping costs incurred that provide access to a component of reserves and resources that will be produced in future periods and that would not have otherwise been accessible are capitalized (“stripping activity asset”). The costs qualifying for capitalization are those costs directly incurred to perform the stripping activity that improves access to the identified component of ore, plus an allocation of directly attributable overhead costs, and which are determined using a strip ratio methodology. The strip ratio represents the ratio of the estimated total volume of waste material to the estimated total quantity of economically recoverable ore of the component of the reserves and resources for which access has been improved.The stripping activity asset is included as part of the carrying amount of the mining property. Capitalized stripping costs are amortized based on the estimated recoverable ounces contained in reserves and resources that directly benefit from the stripping activities. Costs for waste removal that do not give rise to future economic benefits are included in mine operating costs in the period in which they are incurred.

Measurement

Mining properties are recorded at cost less accumulated depletion and impairment losses.

Depletion:

The carrying amounts of mining properties are depleted using the unit-of-production method over the estimated recoverable ounces, when the mine is capable of operating at levels intended by management. Under this method, depletable costs are multiplied by the number of ounces produced, and divided by the estimated recoverable ounces contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted. During the year ended December 31, 2017, depletion expense would have increased by $63 million (2016 – $80 million) if resources were excluded from recoverable ounces.

A mine is capable of operating at levels intended by management when:

(i)	Operational commissioning of major mine and plant components is complete;

(ii)	Operating results are being achieved consistently for a period of time;

(iii)	There are indicators that these operating results will be continued; and

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(In millions of United States dollars, except where noted)

(iv)

Other factors are present, including one or more of the following: A significant portion of plant/mill capacity has been achieved; a significant portion of available funding is directed towards operating activities; a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mining property have been achieved.

Management reviews the estimated total recoverable ounces contained in depletable reserves and resources annually, and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in depletable reserves and resources are accounted for prospectively.

Impairment and reversal of impairment:

At the end of each reporting period, the Company reviews its mining properties and plant and equipment at the CGU level to determine whether there is any indication that these assets are impaired. If any such indication exists, the recoverable amount of the relevant CGU is estimated in order to determine the extent of impairment. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company’s CGUs are its mine sites, represented by its principal producing mining properties and significant development projects.

The recoverable amount of a mine site is the greater of its FVLCD and VIU. In determining the recoverable amounts of each of the Company’s mine sites, the Company uses the FVLCD as this will generally be greater than or equal to the VIU. When there is no binding sales agreement, FVLCD is primarily estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. When discounting estimated future after-tax cash flows, the Company uses its after-tax weighted average cost of capital. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital expenditures. Continued access to the estimated recoverable reserves, resources and exploration potential of the Company’s mining interests is a key assumption in determining their recoverable amounts. The ability to maintain existing or obtain necessary mining concessions, surface rights title, and water concessions is integral to the access of the reserves, resources and exploration potential. A mining concession gives its holder the right to carry out mining activities in the area covered by that concession and take ownership of any minerals found, but it does not always grant surface access rights. In some jurisdictions surface access rights must be separately negotiated with the owner of the surface lands and in the event of a dispute or failed negotiations, administrative legal process may be available. In other jurisdictions, surface access rights may be granted along with mining rights. Water concessions provide its holder the right to specified levels of water usage and are granted based on water availability in the source area.

If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, goodwill and related deferred income tax balances, net of the mine site reclamation and closure cost provision. In addition, the carrying amounts of the Company’s corporate assets are allocated to the relevant mine sites for impairment purposes. Impairment losses are recognized in net earnings in the period in which they are incurred. The allocation of an impairment loss, if any, for a particular mine site to its mining properties and plant and equipment is based on the relative carrying amounts of those assets at the date of impairment. Those mine sites which have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When an impairment loss reverses in a subsequent period, the revised carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously, less subsequent depreciation and depletion. Reversals of impairment losses are recognized in net earnings in the period in which the reversals occur.

Plant and equipment

Plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Costs capitalized for plant and equipment include borrowing costs incurred that are attributable to qualifying plant and equipment. The carrying amounts of plant and equipment are depreciated using either the straight-line or unit-of-production method over the shorter of the estimated useful life of the asset or the life of mine. The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Mill and mill components	life of mine
Underground infrastructure	life of mine
Mobile equipment components	3 to 15 years

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Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives.

Management reviews the estimated useful lives, residual values and depreciation methods of the Company’s plant and equipment at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.

Derecognition

Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment are derecognized and any associated gains or losses are recognized in net earnings. The cost and accumulated depreciation and depletion and impairment of fully depleted mineral properties and fully depreciated plant and equipment are derecognized.

(n)	Leases

Contracts which contain the legal form of a lease are classified as either finance or operating leases. Finance leases represent leases that transfer substantially all of the risks and rewards of ownership of the leased asset. They are capitalized at the commencement of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments and these capitalized costs are depreciated over the shorter of the period of expected use and the lease term. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are included in production costs in the Company’s Consolidated Statements of Earnings on a straight-line basis over the period of the lease. In addition to contracts which take the legal form of a lease, other significant contracts are assessed to determine whether, in substance, they are or contain a lease, if the contractual arrangement contains the use of a specific asset and the right to use that asset.

(o)	Income Taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and other income tax deductions. Deferred income tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable the Company will have taxable income against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized. The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.

In a business combination, temporary differences arise as a result of differences between the fair values of identifiable assets and liabilities acquired and their respective tax bases. Deferred income tax assets and liabilities are recognized for the tax effects of these differences. Deferred income tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.

Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the related assets are realized or the liabilities are settled. The measurement of deferred income tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover and settle the carrying amounts of its assets and liabilities, respectively. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period in which the change is substantively enacted.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes and current income taxes are included in deferred income tax expense/recovery and current income tax expense/recovery, respectively in the Consolidated Statements of Earnings.

Current and deferred income tax expense or recovery are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

GOLDCORP  |  19

(In millions of United States dollars, except where noted)

(p)	Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i)	The Company has a present obligation (legal or constructive) as a result of a past event;

(ii)	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii)	A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i)

By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii)	As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted or reversed to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision is accreted during the period to reflect the passage of time. This accretion expense is included in finance costs in the Consolidated Statements of Earnings.

Reclamation and closure cost obligations

The Company records a provision for the estimated future costs of reclamation and closure of operating, closed and inactive mines and development projects when environmental disturbance occurs or a constructive obligation arises. Future costs represent management’s best estimates which incorporate assumptions on the effects of inflation, movements in foreign exchange rates, the effects of country and other specific risks associated with the related liabilities. These estimates of future costs are discounted to net present value using the risk-free interest rate applicable to the future cash outflows. The provision for the Company’s reclamation and closure cost obligations is accreted over time to reflect the unwinding of the discount with the accretion expense included in finance costs in the Consolidated Statements of Earnings. The provision for reclamation and closure cost obligations is remeasured at the end of each reporting period for changes in estimates or circumstances. Changes in estimates or circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to the risk-free interest rates.

Reclamation and closure cost obligations relating to operating mines and development projects are initially recorded with a corresponding increase to the carrying amounts of related mining properties. Changes to the obligations which may arise as a result of changes in estimates and assumptions are also accounted for as changes in the carrying amounts of related mining properties, except where a reduction in the obligation is greater than the capitalized reclamation and closure costs, in which case, the capitalized reclamation and closure costs are reduced to nil and the remaining adjustment is included in production costs in the Consolidated Statements of Earnings. Reclamation and closure cost obligations related to inactive and closed mines are included in production costs in the Consolidated Statements of Earnings on initial recognition and subsequently when remeasured.

(q)	Financial instruments

Measurement – initial recognition

On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Classification and measurement – subsequent to initial recognition

GOLDCORP  |  20

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

Classified as at FVTPL:

Financial assets and liabilities classified as at FVTPL are measured at fair value with changes in fair values recognized in net earnings. Financial assets and liabilities are classified as at FVTPL when: (i) they are acquired or incurred principally for short-term profit taking and/or meet the definition of a derivative (held-for-trading); or (ii) they meet the criteria for being designated as at FVTPL and have been designated as such on initial recognition.

A contract to buy or sell non-financial items that can be settled net in cash, which include non-financial items that are readily convertible to cash, that has not been entered into and held for the purpose of receipt or delivery of non-financial items in accordance with the Company’s expected purchase, sale or use meets the definition of a non-financial derivative. Derivatives are classified as either hedges of highly probable forecasted transactions (“cash flow hedges”) or non-hedge derivatives.

Derivative instruments designated as cash flow hedges:

On initial designation of the derivative as a cash flow hedge, the Company documents the relationship between the hedging instrument and hedged item and assesses the effectiveness of the hedging instrument in offsetting the changes in the cash flows attributable to the hedged risk and whether the forecast transaction is highly probable. Subsequent assessment will be performed on an ongoing basis to determine that the hedging instruments have been highly effective throughout the reporting periods for which they were designated. The changes in the fair value of derivatives that are designated and determined to be effective in offsetting forecasted cash flows is recognized in other comprehensive income (loss) (“OCI”). The gain or loss relating to the ineffective portion is recognized immediately as Gain (loss) on derivatives, net, in the Consolidated Statements of Earnings.

When the forecasted transaction impacts earnings, the cumulative gains or losses that were recorded in Accumulated other comprehensive income (loss) (“AOCI”) are reclassified to earnings in the same period or periods during which the hedged transaction has occurred. When the forecasted transaction that is hedged results in the recognition of a non-financial asset, the cumulative gains or losses that were recorded in AOCI are reclassified and included in the carrying amount of the asset.

When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in AOCI at that time remains in AOCI and is recognized in the Consolidated Statements of Earnings when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in AOCI is immediately transferred to the Consolidated Statements of Earnings.

Non-hedge derivatives

Derivative instruments that do not qualify as cash flow hedges are recorded at fair value with changes in fair value recognized in net earnings.

Classified as available-for-sale:

A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or as at FVTPL; or (ii) it is designated as available-for-sale on initial recognition. The Company has investments in equity securities in accordance with its long-term investment plans. The Company’s investments in equity securities are classified as available-for-sale and are measured at fair value with mark-to-market gains and losses recognized in OCI and accumulated in the investment revaluation reserve within equity until the financial assets are derecognized or there is objective evidence that the financial assets are impaired. When available-for-sale investments in marketable securities and equity securities are derecognized, the cumulative mark-to-market gains or losses that had been previously recognized in OCI are reclassified to earnings for the period. When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been previously recognized in OCI is reclassified to earnings for the period. Equity securities are classified as non-current assets if the Company intends to hold the investment for more than 12 months, otherwise, they are classified as marketable securities and included in other current assets. At December 31, 2017 and 2016, all of the Company’s equity securities were classified as non-current assets.

GOLDCORP  |  21

(In millions of United States dollars, except where noted)

Loans and receivables, held-to-maturity investments, and other financial liabilities:

Financial assets classified as loans and receivables, held-to-maturity investments, and other financial liabilities are measured at amortized cost using the effective interest method. The effective interest method calculates the amortized cost of a financial asset or financial liability and allocates the effective interest income or interest expense over the term of the financial asset or financial liability, respectively. The interest rate is the rate that exactly discounts estimated future cash receipts or payments throughout the term of the financial instrument to the net carrying amount of the financial asset or financial liability, respectively.

When there is objective evidence that an impairment loss on a financial asset measured at amortized cost has been incurred, an impairment loss is recognized in net earnings for the period measured as the difference between the financial asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s effective interest rate at initial recognition.

Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that financial assets are impaired. A financial asset is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows of the financial asset that can be reliably estimated.

(r)	Share-based payments

The fair value of the estimated number of stock options and restricted share units (“RSUs”) awarded to employees, officers and directors that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within corporate administration in the Consolidated Statements of Earnings over the vesting period of the stock options and RSUs, with a corresponding increase to equity. The fair value of stock options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of RSUs is the market value of the underlying shares as of the date of grant. Stock options and RSUs with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

Performance share units (“PSUs”) and phantom restricted units (“PRUs”) are settled in cash. The fair value of the estimated number of PSUs and PRUs awarded that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within corporate administration expense in the Consolidated Statements of Earnings over the vesting period, with a corresponding amount recorded as a liability. Until the liability is settled, the fair value of the PSUs and PRUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period. The fair value of PRUs is the market value of the underlying shares as of the date of valuation.

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4.	CHANGES IN ACCOUNTING STANDARDS

Application of new and revised accounting standards:

The Company has adopted the narrow scope amendments to IFRS 12 - Disclosure of Interests in Other Entities and IAS 12 - Income Taxes which were effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company’s consolidated financial statements.

The Company has also adopted the amendments to IAS 7 - Statement of Cash Flows, which were effective for annual periods beginning on or after January 1, 2017. As a result of applying the amendment, the Company presented new disclosures relating to the changes in financial liabilities arising from financing activities (note 16).

Changes in accounting standards not yet effective:

Revenue recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Either a modified retrospective application or full retrospective application is required for IFRS 15. The Company has elected to apply the full retrospective approach upon transition on January 1, 2018.

The core principle of IFRS 15 is that revenue related to the transfer of promised goods or services should be recognized when the control of the goods or services passes to customers. The Company has evaluated the impact of applying IFRS 15, analyzing its bullion, doré and concentrate sale agreements. The Company concluded there is no material change in the timing of revenue recognized under the new standard as the point of transfer of risk and reward for goods and services and transfer of control occur at the same time.

In addition, IFRS 15 requires entities to apportion revenue earned from contracts to distinct performance obligations on a relative standalone selling price basis. In accordance with the terms of the Company’s concentrate agreements, the seller must contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore, where material, a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services, will be deferred and recognized over time as the obligations are fulfilled. The impact of this change on the amount of revenue recognized in a year is insignificant.

IFRS 15 contains presentation and disclosure requirements which are more detailed than the current standards, many of which are completely new. Upon the adoption of IFRS 15, the Company will provide disclosures for each of the Company’s revenue streams, which consist of the Company’s bullion, doré and concentrate sales, to supplement the revenue data that are currently presented in the segmented information disclosure (note 9). New disclosures will be presented relating to the timing of completion of the Company’s performance obligations, for example, upon delivery and/or other points in time, and the portion of revenue related to provisional pricing adjustments on concentrate sales will also be separately disclosed.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected loss’ impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company will apply IFRS 9 at the date it becomes effective. Except for hedge accounting, retrospective application is required, but the provision of comparative information is not required. For hedge accounting, the requirements are generally applied prospectively.

The following summarizes the significant changes in IFRS 9 compared to the current standards:

•

The classification of financial assets and liabilities is expected to remain consistent under IFRS 9 with the exception of equity securities. The Company will designate its equity securities as financial assets at fair value through other comprehensive income, where they will be recorded initially at fair value. Subsequent changes in fair value will be recognized in other comprehensive income only and will not be transferred into earnings (loss) upon disposition.

•

The introduction of the new “expected credit loss” impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, does not have a significant impact on the Company’s accounts receivable given the Company sells its

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(In millions of United States dollars, except where noted)

products exclusively to large international financial institutions and other organizations with strong credit ratings, the negligible historical level of customer default, and the short term nature of the Company’s receivables.

•

The new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available under IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. As a result, certain of the Company’s hedging strategies and hedging instruments that did not qualify for hedge accounting previously, primarily the hedging of its forecast concentrate sales, will now be eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an “economic relationship”. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. A leasee can choose to apply IFRS 16 using either a full retrospective or a modified retrospective approach. The Company plans to apply IFRS 16 at the date it becomes effective but has not yet selected a transition approach.

Upon the adoption of IFRS 16, the Company anticipates it will record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more on the Consolidated Balance Sheet at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest on lease liabilities will be recognized under IFRS 16 as compared to the current standard. Additionally, a reduction in production and/or corporate administration costs is expected. Lastly, the Company expects a reduction in operating cash outflows with a corresponding increase in financing cash outflows under IFRS 16. The Company is in the process of identifying and collecting data relating to existing agreements that may contain right-of-use assets. These include land easements and service contracts that may contain embedded leases for property, plant and equipment. At this time, it is not possible for the Company to make reasonable quantitative estimates of the effects of the new standard. The Company estimates the time frame to develop and implement the accounting policies, estimates and processes (including the information technology systems) will extend into the latter part of 2018.

5.	CRITICAL JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations (note 6), that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(a)	Operating levels intended by management

Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of the related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers several factors (note 3(m)) in determining when a mining property is capable of operating at levels intended by management.

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria (note 3(m)) in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

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(c)	Functional currency

The functional currency for each of the Company’s subsidiaries and investments in associate, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

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(In millions of United States dollars, except where noted)

(d)	Asset held for sale and discontinued operation

The Company applies judgement to determine whether an asset or disposal group is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer and complete the plan has been initiated, the asset or disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the asset or disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale. At December 31, 2016, the Company concluded that the assets and liabilities of Los Filos met the criteria for classification as held for sale. Accordingly, the group of assets and liabilities were presented separately under current assets and current liabilities, respectively, and measured at the lower of its carrying amount and FVLCD, being its carrying amount. A reversal of impairment loss of $59 million was recorded for Los Filos during the year ended December 31, 2016 (note 21) to increase its carrying amount to its recoverable amount. A subsequent impairment of $16 million was recognized during the year ended December 31, 2017 based on changes to the carrying value of the Los Filos assets as a result of normal operations prior to its disposal. The assets of Los Filos ceased to be depreciated while they were classified as held for sale.

The Company also applies judgement to determine whether a component of the Company that either has been disposed of or is classified as held for sale meets the criteria of a discontinued operation. The key area that involves management judgement in this determination is whether the component represents a separate major line of business or geographical area of operation. Given that the Company continues to operate in Mexico after the disposal of Los Filos, Los Filos was not considered to be a separate major line of business or geographical area of operation, thus it was not considered to be a discontinued operation.

(e)	Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of its interests in the Cerro Casale project and Exeter in 2017 and Kaminak in 2016 did not meet the criteria of a business combination and the transactions have been accounted for as acquisitions of assets (notes 7(a) and 7(b)).

(f)	Determination of control of subsidiaries and joint arrangements

Judgement is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee’s returns, including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration and termination of key management personnel; and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors. Judgement is also required when determining the classification of a joint arrangement as a joint venture or a joint operation through an evaluation of the rights and obligations arising from the arrangement. Changes to the Company’s access to those rights and obligations may change the classification of that joint arrangement. In 2017, the Company entered into the following transactions which required judgement to determine when the Company has control of subsidiaries or joint control of joint arrangements:

a.	Acquisition of Exeter

On June 7, 2017, based on the fact that Goldcorp has a majority ownership interest in Exeter, the majority of the Exeter board of directors were Goldcorp nominees and Exeter’s key management personnel was comprised of officers appointed by Goldcorp, the Company concluded that it has control over Exeter. Accordingly, Exeter met the criteria to be classified as a subsidiary. Commencing at the acquisition date of June 7, 2017, the financial results of Exeter were included in the results of the consolidated group and the portion of Exeter’s net assets that was not attributable to Goldcorp was accounted for as non-controlling interest (note 7(a)).

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b.	Accounting for the 50% interest in Cerro Casale and Caspiche

Based on assessment of the relevant facts and circumstances, primarily the requirement for unanimous agreement on management decisions relating to the development and operation of the arrangement, the Company concluded that the Norte Abierto Project is a jointly controlled entity. Judgement is also required when determining the classification of a joint arrangement as a joint venture or a joint operation through an evaluation of the rights and obligations arising from the arrangement. Despite the fact that the joint venture is a limited liability company and the parties do not have rights and obligations to individual assets and liabilities, the Company concluded that the Norte Abierto Project is a joint operation as the arrangement requires the owners to purchase the output on a pro rata basis, indicating that the entity has rights and obligations to the separate assets and liabilities of the joint entity. As such, the project has been proportionately consolidated with the results of the consolidated group (note 7(a)).

c.	Acquisition of equity interest in Leagold

As Goldcorp owns greater than 20% of Leagold, Goldcorp is considered to have significant influence over Leagold, and therefore, is required to account for its interest in Leagold using the equity method (note 8(a)).

(g)	Indicators of impairment and reversal of impairment

The Company considers both external and internal sources of information in assessing whether there are any indications that CGUs are impaired or reversal of impairment is needed. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and are expected to affect the recoverable amount of CGUs. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. The primary external factors considered are changes in spot and forecast metal prices, changes in laws and regulations and the Company’s market capitalization relative to its net asset carrying amount. Primary internal factors considered are the Company’s current mine performance against expectations, changes in mineral reserves and resources, life of mine plans and exploration results.

At December 31, 2017, the carrying amount of the Company’s net assets exceeded the Company’s market capitalization, which the Company’s management considered to be an impairment indicator of certain of the Company’s CGUs as of December 31, 2017. Management also identified certain CGU-specific impairment and impairment reversal indicators as of December 31, 2017 (note 21). Accordingly, the recoverable value was estimated and compared against the carrying value for the material CGUs of the Company, which resulted in the Company recognizing an impairment expense for Red Lake and reversals of impairment for Pueblo Viejo and Porcupine (note 21).

(h)	Income and value added taxes

The Company’s operations involve dealing with uncertainties and judgements in the application of complex tax regulations in multiple jurisdictions. The final income taxes paid and value added tax (“VAT”) refunds received are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of issues arising from VAT and/or income tax audits, such as the Company’s intercompany charges (note 30(a)).

The Company recognizes potential liabilities and records tax liabilities for uncertain tax positions and matters identified based on its judgement of whether, and the extent to which, additional taxes will be due. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

VAT receivables are generated on the purchase of supplies and services in most of the jurisdictions that the Company operates in. Timing and collection of VAT receivables is uncertain as VAT refund procedures in certain jurisdictions require a significant amount of information and follow-up. The Company is exposed to liquidity risk, credit risk and currency risk with respect to its VAT receivables if tax authorities are unwilling to make payments in a timely manner in accordance with the Company’s refund requests. The Company regularly monitors actual and projected collections of its VAT receivables to inform its assessment as to the collectability of the VAT receivables and classification as current and non-current assets.

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(In millions of United States dollars, except where noted)

In June 2017, the Mexican government’s tax authority indicated that it had experienced an increase in VAT refund requests and as a result had commenced more in-depth assessments of the requests. In 2017, the Company collected $269 million of VAT refunds from the Mexican government, but the Mexican tax authority said it would withhold a portion of the VAT refunds until the authority’s evaluations are complete. At December 31, 2017, the total VAT receivable due to the Company from Mexican tax authorities was $186 million (December 31, 2016 – $237 million), including the tax receivables retained on the sale of Los Filos (note 8(a)). The Company reassessed the collectability and classification of its Mexican VAT receivables and determined that no allowance was necessary in respect of collectability, but has classified $29 million of the $186 million VAT receivable balance at December 31, 2017 as a non-current asset. If on review of the Company’s VAT refund requests, the Mexican tax authority disallows any portion of the Company’s VAT refund requests then an additional charge to expense may result.

(i)	Contingencies

Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. Such contingencies include, but are not limited to, environmental obligations, litigation, regulatory proceedings, tax matters and losses results from other events and developments. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgement regarding the outcome of future events.

6.	KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company’s consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(a)	Impairment and reversal of impairment of mining interests

In determining the recoverable amounts of the Company’s mining interests, the Company primarily uses estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions related to metal prices, changes in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, future capital expenditures, discount rates and exchange rates.

Significant changes in metal price forecasts, the amount of recoverable reserves, resources, and exploration potential, estimated future costs of production, capital expenditures, and/or the impact of changes in current economic conditions may result in a write-down or reversal of impairment of the carrying amounts of the Company’s mining interests and/or goodwill.

During the year ended December 31, 2017, the Company recognized a net impairment expense of $244 million (2016 – net impairment reversal of $49 million) in respect of the carrying amounts of certain mining interests (note 21).

At December 31, 2017, the carrying amount of the Company’s mining interests was $20,047 million (December 31, 2016 – $19,572 million) (notes 19 and 20).

(b)	Depreciation and depletion

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable reserves and a portion of resources. The Company includes a portion of resources where it is considered probable that those resources will be economically extracted. Changes to estimates of recoverable ounces and depletable

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costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in changes to future depletion rates.

Plant and equipment not depleted on a unit of production basis based on recoverable ounces are depleted on a straight-line basis. Changes to estimates of the useful life and residual value may be impacted by the Company’s mine plans and rate of usage of these capital assets.

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(In millions of United States dollars, except where noted)

(c)	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of an open pit mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the component of reserves and resources which have been made accessible. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred. At December 31, 2017, the carrying amount of stripping costs capitalized and included in mining properties was $204 million (December 31, 2016 – $205 million).

(d)	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities (note 14). In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses the probability of realizing unrecognized income tax assets.

(e)	Estimated reclamation and closure costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates, assumptions of risks associated with the future cash outflows and assumptions of probabilities of alternative estimates of future cash outflows, and the applicable risk-free interest rates for discounting those future cash outflows. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements and the Company’s environmental policies which may give rise to constructive obligations. The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a change to the provision recognized by the Company. At December 31, 2017, the Company’s total provision for reclamation and closure cost obligations was $599 million (December 31, 2016 – $622 million). The undiscounted value of these obligations at December 31, 2017 was $1,572 million (December 31, 2016 – $1,786 million) (note 25).

For the purpose of calculating the present value of the provision for reclamation and closure cost obligations, the Company discounts the estimated future cash outflows using the risk-free interest rate applicable to the future cash outflows, which is the appropriate US Treasury risk-free rate which reflects the reclamation lifecycle estimated for all sites, including operating, inactive and closed mines and development projects. For those sites with a greater than 100-year reclamation lifecycle, a long-term risk-free rate is applied.

For the year ended December 31, 2017, the Company applied a 20-year risk-free rate of 2.94% (2016 – 2.94%) to all sites with the exception of those sites with a reclamation lifecycle of greater than 100 years where a 5.0% (2016 – 5.0%) risk-free rate was applied, which resulted in a weighted average discount rate of 4.1% (2016 – 4.1%).

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

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(f)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur (note 30).

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(In millions of United States dollars, except where noted)

7.	ACQUISITIONS

(a)	Acquisitions of Cerro Casale and Caspiche Projects

On June 9, 2017, the Company completed the acquisition of a 50% interest in the Cerro Casale Project. The transaction was executed in multiple steps, including the acquisition of a 25% interest by Goldcorp in the project from each of Kinross Gold Corporation (“Kinross”) and Barrick, which resulted in Barrick and Goldcorp each owning 50% of the project and subsequently forming a 50/50 joint operation with Barrick. The Cerro Casale Project is located in the Maricunga Gold Belt in the Atacama Region in northern Chile.

The Company also acquired 100% of the issued and outstanding shares of Exeter and its Caspiche Project, also located in the Maricunga Gold Belt. After completing the acquisition of the 100% interest in Exeter, Goldcorp contributed the Caspiche Project into the joint operation with Barrick, which resulted in a 50% interest held by each of Barrick and Goldcorp in the combined project, Norte Abierto.

The key steps in the transactions were as follows:

•

Acquisition of Kinross’ 25% interest in Cerro Casale and 100% interest in the Quebrada Seca exploration project for: (i) an initial cash payment of $260 million; (ii) the granting of a 1.25% royalty interest to Kinross on 25% of gross revenues derived from metal production from Cerro Casale and Quebrada Seca, with Kinross foregoing the first $10 million payable; (iii) a contingent payment of $40 million payable after a decision to commence construction at Cerro Casale; and (iv) the assumption of a $20 million obligation to Barrick payable on commercial production at Cerro Casale.

•

Acquisition of an additional 25% interest in Cerro Casale from Barrick for: (i) a deferred payment obligation of $260 million to be satisfied through the funding of 100% of the joint operation’s expenditures (as described below); (ii) the granting of a 1.25% royalty interest to Barrick on 25% of gross revenues derived from metal production from Cerro Casale and Quebrada Seca; (iii) a contingent payment of $40 million payable after a decision to commence construction at Cerro Casale; and (iv) the transfer to Barrick of a 50% interest in Quebrada Seca, followed by the joint contribution by Goldcorp and Barrick of 100% of Quebrada Seca to the joint operation.

•

Acquisition of Exeter and its 100% owned Caspiche Project: under the terms of the supported takeover bid, Exeter shareholders received 0.12 of a common share of Goldcorp for each Exeter common share held. During the year ended December 31, 2017, the Company acquired all of the issued and outstanding common shares of Exeter for share consideration of $156 million in Goldcorp common shares.

•

Formation of a new 50/50 joint operation with Barrick: The joint operation, Norte Abiero, includes a 100% interest in each of the Cerro Casale and Quebrada Seca projects. Additionally, the Caspiche Project was contributed to the joint operation after the Company acquired Exeter. 50% of Caspiche’s acquisition cost, or approximately $80 million, has been credited against Goldcorp’s deferred payment obligation to Barrick. Additionally, Goldcorp will be required to spend a minimum of $60 million in the two-year period following closing of the Cerro Casale transaction, and a minimum of $80 million in each successive two-year period until the deferred payment obligation is satisfied, at which point Goldcorp and Barrick will equally fund requirements of the joint operation. If Goldcorp does not spend the minimum in any two-year period, Goldcorp will instead be required to make a payment to Barrick equal to 50% of the shortfall, with a corresponding reduction in the deferred payment obligation. As of December 31, 2017, the deferred payment obligation amounted to $182 million (December 31, 2016 – $nil).

The total amount of consideration paid for the acquisition of the 50% interest in the Cerro Casale and Quebrada Seca projects was $526 million, comprised of a $260 million initial cash payment to Kinross, the $260 million deferred payment obligation to Barrick and $6 million of transaction costs. The deferred obligation payment includes an annual price adjustment of 4.75% per annum. The royalty interests for future production and contingent payments to Barrick and Kinross stipulated in the agreements will be recognized as production costs and mining interests, respectively, if and when, the obliging events occur.

The Company concluded the acquired assets and assumed liabilities of Cerro Casale did not constitute a business and accordingly the transaction was accounted for as an asset acquisition. The purchase price was allocated to the assets acquired and liabilities assumed on a relative fair value basis as follows: $449 million to mining interest, $59 million representing water rights presented as non-current asset, $21 million to tax receivables and $3 million to reclamation and other current liabilities. Additionally, the Company concluded that the Cerro Casale Project is a joint operation, as such, it has been proportionately consolidated with the results of the Company.

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The Company completed the acquisition of 100% of the issued and outstanding common shares of Exeter for total consideration of $156 million based on the closing price of the Company’s common shares on the dates of acquisition, including transaction costs and other adjustments of $7 million. The Company concluded the acquired assets and assumed liabilities of Exeter did not constitute a business and accordingly the transaction was accounted for as an asset acquisition. The consideration paid was allocated to the assets acquired and liabilities assumed on a relative fair value basis with $160 million allocated to mining interests, and $3 million to working capital.

(b)	Acquisition of Kaminak

On July 19, 2016, the Company completed the acquisition of 100% of the issued and outstanding common shares of Kaminak by way of a plan of arrangement (the “Arrangement”) for total consideration of $406 million based on the closing price of the Company’s common shares on the date of acquisition, including transaction costs of $6 million. Pursuant to the Arrangement, each common share of Kaminak was exchanged for 0.10896 of a common share of the Company. Kaminak’s principal asset is the 100% owned Coffee project, a hydrothermal gold deposit located approximately 130 kilometres south of the City of Dawson, Yukon. Coffee is a high-grade, open pit, heap leach mining project.

The Company concluded that the acquired assets and assumed liabilities did not constitute a business and accordingly the transaction was accounted for as an asset acquisition. The purchase price was allocated to the assets acquired and liabilities assumed on a relative fair value basis with $386 million allocated to mining interests and the remaining $20 million allocated to deferred income tax asset ($9 million) and working capital items ($11 million). The assets acquired and liabilities assumed have been assigned to and included in Other in the segment information disclosure (note 9).

8.	DIVESTITURES

(a)	Divestiture of Los Filos

On April 7, 2017, the Company completed the sale of Los Filos to Leagold and received total consideration of $350 million, before working capital adjustments. The consideration was comprised of $71 million of Leagold common shares, $250 million in cash and a $29 million short-term promissory note which was paid in July 2017. The Company also retained rights to certain VAT receivables of approximately $100 million. At December 31, 2017, the balance of the VAT receivables was $13 million (December 31, 2016 – $nil) and was collected in January 2018. The amount was included in other current assets on the Consolidated Balance Sheet.

At December 31, 2016, the sale was considered highly probable; therefore, the assets and liabilities of Los Filos were classified as assets and liabilities held for sale and presented separately under current assets and current liabilities, respectively. In connection with the transaction, the Company recognized a net reversal of the 2015 impairment of mining interests of $43 million; an impairment reversal of $59 million was recognized during the year ended December 31, 2016 based on estimated proceeds from the sale. A subsequent impairment of $16 million was recognized during the year ended December 31, 2017 based on changes to the carrying value of the Los Filos assets as a result of normal operations. There was no gain or loss on the disposition.

Total consideration, including working capital adjustments (net of transaction costs of $3 million)	$348
Net assets sold and derecognized:

Cash and cash equivalents	23

Inventories and heap leach ore - current	143

Other current assets	14

Inventories and heap leach ore - non-current	128

Mining interests	151

Accounts payable and accrued liabilities	(38)

Deferred tax liabilities	(12)

Provisions	(56)

Other	(5)
348
Gain (loss) on disposition	$—

GOLDCORP  |  33

(In millions of United States dollars, except where noted)

Los Filos and Leagold are presented in Other in the segment information disclosure (note 9).

GOLDCORP  |  34

(b)	Divestiture of Cerro Blanco

On May 31, 2017, the Company completed the sale of the Cerro Blanco Project in Guatemala to Bluestone Resources Inc. (“Bluestone”) for total consideration of $22 million, comprised of $18 million in cash, and 3 million Bluestone common shares with a fair value of $4 million. Goldcorp will receive an additional $15 million cash payment from Bluestone upon declaration of commercial production at Cerro Blanco and a 1% net smelter return royalty on production.

Immediately prior to the classification to assets and liabilities as held for sale, the carrying amount of Cerro Blanco was remeasured to its recoverable amount, being its fair value less costs of disposal (“FVLCD”), based on the expected proceeds from the sale. As a result, the Company recorded an impairment reversal during the year ended December 31, 2017 of $19 million. Subsequently, on completion of the sale, the Company recognized a loss on the disposal of $6 million ($6 million, net of tax), net of transaction costs of $1 million.

Cerro Blanco’s assets and liabilities were presented in Other in the segment information disclosure up to the date of disposition (note 9).

(c)	Divestiture of San Nicolas

On October 18, 2017, the Company sold its 21% interest in the San Nicolas copper-zinc project, a stand-alone project in Mexico, to Teck Resources Limited for cash consideration of $50 million. The carrying value of San Nicolas was $2 million on the date of sale and the gain on disposition of $48 million ($34 million, net of tax) was recognized in the Consolidated Statements of Earnings. San Nicolas’ assets and liabilities were presented in Other in the segment information disclosure up to the date of disposition (note 9).

(d)	Divestiture of Camino Rojo

On November 7, 2017, the Company completed the sale of its 100% interest in the Camino Rojo Project, part of the Peñasquito mine located in Mexico, to Orla Mining Ltd. (“Orla”). Under the terms of the agreement, the Company received approximately 19.9% of the issued and outstanding shares of Orla valued at $34 million and will receive a 2% net smelter return royalty on revenues from all metal production from the Camino Rojo oxide project. The Company also has the option to acquire up to 70% interest in future sulphide projects, subject to certain criteria. The shares were recorded as investment in securities on the Consolidated Balance Sheet. The value of consideration received was credited to mining interests associated with Peñasquito, resulting in $nil gain or loss on disposition.

9.	SEGMENT INFORMATION

Operating results of operating segments are reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segments and to assess their performance. The Company considers each individual mine site as operating segments for financial reporting purposes except as noted below.

Following the Company’s acquisition and divestitures, and the closure of Marlin in 2017, the Company reassessed its segments for financial reporting purposes. The Company concluded that Marlin and Los Filos are no longer operating segments and are included in Other; they were previously included in the Other mines operating segment. The Company’s 37.5% interest in Alumbrera, which was previously reported as Other associate, and Leagold are also presented in Other, because their financial results do not meet the quantitative threshold required for segment disclosure purposes. Prior periods’ results have been re-presented to reflect the current presentation.

Assets in Other also include the Company’s 100% interest in the Coffee Project, the Company’s 50% interests in the NuevaUnión and the Norte Abierto projects, corporate assets and the Company’s closed and inactive mines. Liabilities in Other include the Company’s $1.0 billion notes, $1.5 billion notes, $182 million of deferred payment obligation (note 7(a)), the revolving credit facility, asset retirement obligations for closed and inactive mines and certain income taxes payable.

GOLDCORP  |  35

(In millions of United States dollars, except where noted)

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

	Revenues (a)(b)		Production costs		Depreciation and depletion		Earnings (loss) from operations, associates and joint venture (b)(c)(e)(g)		Expenditures on mining interests
Years Ended December 31	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Éléonore	$377	$346	$251	$243	$137	$146	$(17)	$(43)	$109	$94

Musselwhite	293	321	144	140	41	59	98	118	58	37

Porcupine	341	343	209	189	122	63	96	85	109	62

Red Lake	264	388	180	179	87	123	(900)	64	80	100

Peñasquito	1,400	1,044	751	698	279	243	360	99	532	230

Cerro Negro	609	532	258	249	267	217	72	52	87	97

Pueblo Viejo (d)	569	607	199	185	39	35	888	387	46	40

Other (d)	357	793	279	553	71	188	(126)	(119)	103	79
Attributable segment total	4,210	4,374	2,271	2,436	1,043	1,074	471	643	1,124	739
Excluding attributable amounts from associates and joint venture	(787)	(864)	(382)	(370)	(53)	(50)	(206)	(274)	(49)	(43)
Consolidated total	$3,423	$3,510	$1,889	$2,066	$990	$1,024	$265	$369	$1,075	$696

At December 31, 2017	Assets	Liabilities	Net Assets
Éléonore	$2,735	$273	$2,462

Musselwhite	546	153	393

Porcupine	990	196	794

Red Lake	1,731	88	1,643

Peñasquito	8,370	3,089	5,281

Cerro Negro	3,285	531	2,754

Pueblo Viejo (d)	1,746	—	1,746

Other (d)	2,282	3,171	(889)
Total	$21,685	$7,501	$14,184

At December 31, 2016	Assets	Liabilities	Net Assets
Éléonore	$2,759	$356	$2,403

Musselwhite	774	153	621

Porcupine	1,028	173	855

Red Lake	2,526	342	2,184

Peñasquito	8,011	3,033	4,978

Cerro Negro	3,536	738	2,798

Pueblo Viejo	1,123	—	1,123

Other	1,740	3,287	(1,547)
Total	$21,497	$8,082	$13,415

GOLDCORP  |  36

(a)

The Company’s principal product is gold bullion which is sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party smelters and traders. The Company’s consolidated revenues (excluding attributable share of revenues from Pueblo Viejo and Alumbrera) for the years ended December 31 were derived from the following:

	2017		2016
Gold	$2,527	74%	$2,861	81%

Silver	364	11%	384	11%

Zinc	425	12%	200	6%

Lead	98	3%	62	2%

Copper	9	—%	3	—%
	$3,423	100%	$3,510	100%

Certain of the Company’s mines (including the Company’s associates) supplemented their gold revenues with the sale of other metals as shown in the table below:

Years Ended December 31		Peñasquito (i)	Cerro Negro	Pueblo Viejo	Other
Gold	2017	$598	$552	$541	$142

	2016	$552	$477	$582	$263

Silver	2017	270	57	27	38

	2016	227	55	24	102

Zinc	2017	425	—	—	—

	2016	200	—	—	—

Lead	2017	98	—	—	—

	2016	62	—	—	—

Copper	2017	9	—	1	80

	2016	3	—	1	130

Molybdenum	2017	—	—	—	4

	2016	—	—	—	4
Total	2017	$1,400	$609	$569	$264

	2016	$1,044	$532	$607	$499

(i)

The Company has a long term agreement with Wheaton Precious Metals Corp. (“Wheaton”) to deliver 25% of silver produced from Peñasquito during its life of mine for a per ounce cash payment of $4.13 (2016 - $4.09), subject to annual inflation adjustments.

(b)

Intersegment sales and transfers are eliminated in the above information reported to the Company’s CODM. For the year ended December 31, 2017, intersegment purchases included $541 million and $27 million, respectively, of gold and silver ounces purchased from Pueblo Viejo (2016 – $582 million and $24 million, respectively) and revenues related to the sale of these ounces to external third parties were $541 million and $27 million, respectively (2016 – $582 million and $24 million, respectively).

(c)	A reconciliation of attributable segment total earnings from operations, associates and joint venture to the Company’s earnings before taxes per the Consolidated Statements of Earnings is as follows:

GOLDCORP  |  37

(In millions of United States dollars, except where noted)

	2017	2016
Attributable segment total earnings from operations, associates and joint venture	$471	$643

Adjustment to account for Pueblo Viejo, NuevaUnión, Leagold and Alumbrera on an equity method basis	(206)	(274)

Gain on derivatives, net (i)	4	3

Gain on disposition of mining interest, net of transaction costs	42	—

Finance costs (i)	(133)	(137)

Other income (expense), net (i)	15	(13)
Earnings before taxes	$193	$222

(i)

Arose from corporate activities that would primarily be allocated to Other except for $27 million (2016 – $27 million) of finance costs incurred during the year ended December 31, 2017, which would be allocated to the Peñasquito segment and gain on derivatives of $4 million (2016 – $3 million) which would be allocated primarily to the Peñasquito segment. Additionally, during the year ended December 31, 2017, the Company recognized a net foreign exchange of $23 million (2016 – $68 million) which would primarily be allocated to the Peñasquito and Cerro Negro segments.

(d)

The attributable segment information relating to Pueblo Viejo, NuevaUnión and Alumbrera, as reviewed by the CODM, is based on the Company’s proportionate share of profits and expenditures on mining interests. However, as required by IFRS, the Company’s investments in Pueblo Viejo, NuevaUnión and Alumbrera are accounted for in these consolidated financial statements using the equity method (note 20). Alumbrera and NuevaUnión are presented in Other.

(e)

During the year ended December 31, 2016, $22 million of corporate restructuring costs (note 11) were included in Other. There were no restructuring costs included in Other during the year ended December 31, 2017.

(f)

On February 15, 2017, the Company paid cash consideration of $65 million and recognized a $2 million loss on the acquisition of the 4% gold stream on the El Morro deposit, part of the Company’s NuevaUnión joint venture, from New Gold Inc. eliminating the Company’s obligation to New Gold Inc.

(g)

Earnings (loss) from operations, associates and joint venture includes $244 million of net impairment expense ($23 million reversal of impairment, net of tax recovery) recognized in respect of the Company’s mining interests (2016 – impairment reversal of $49 million) (note 21).

10.	PRODUCTION COSTS

Years ended December 31	2017	2016
Raw materials and consumables	$836	$937

Salaries and employee benefits (a)	480	500

Contractors	415	408

Royalties (note 19(i))	78	69

Transportation costs	47	35

Maintenance costs	35	58

Revision of reclamation and closure cost provision	(4)	(17)

Change in inventories	(64)	(5)

Other	66	81
	$1,889	$2,066

(a)

Salaries and employee benefits exclude $64 million of salaries and employee benefits included in corporate administration in the Consolidated Statements of Earnings for the year ended December 31, 2017 (2016 – $69 million). Salaries and employee benefits also exclude amounts related to restructuring activities incurred at mine sites of $4 million for the year ended December 31, 2017, (2016 – $28 million). These costs are presented separately as restructuring costs in the Consolidated Statements of Earnings (note 11).

GOLDCORP  |  38

11.	RESTRUCTURING COSTS

The Company incurred $4 million in restructuring costs during the year ended December 31, 2017 (2016 – $50 million), of which $nil related to the accelerated vesting of share-based compensation (2016 – $4 million). The restructuring costs relate primarily to severance costs associated with involuntary and voluntary workforce reduction initiatives to improve efficiencies at mine sites and corporate offices. At December 31, 2017, $2 million (December 31, 2016 – $16 million) of the restructuring costs was included in accrued liabilities. During the year ended December 31, 2017, $18 million (2016 – $34 million) of the accrued liabilities was paid.

12.	FINANCE COSTS

Years ended December 31	2017	2016
Interest expense	$99	$103

Finance fees	10	10

Accretion of reclamation and closure cost obligations (note 25(a))	24	24
	$133	$137

13.	OTHER INCOME (EXPENSES), NET

Years ended December 31	2017	2016
Finance income	$39	$49

Gains on sale of investments	16	23

Foreign exchange loss	(23)	(68)

Other (1)	(17)	(17)
	$15	$(13)

(1)

Other expense includes the impact of a $10 million provision which the Company recognized in respect of the settlement of a guarantee the Company had provided to Wheaton relating to a silver stream agreement with Primero Mining Corp. The Company was released from the guarantee on payment of the $10 million in January 2018.

GOLDCORP  |  39

(In millions of United States dollars, except where noted)

14.	INCOME TAXES

Years ended December 31	2017	2016
Current income tax expense	$196	$125

Deferred income tax recovery	(661)	(65)
Income tax (recovery) expense	$(465)	$60

Income tax (recovery) expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. These differences result from the following items:

Years ended December 31	2017	2016
Earnings before taxes	$193	$222

Canadian federal and provincial income tax rates	25%	25%
Income tax expense based on Canadian federal and provincial income tax rates	48	56

(Decrease) increase attributable to:

Changes in recognition of deferred tax assets	38	(47)

Effects of different foreign statutory tax rates on earnings of subsidiaries	25	(58)

Non-deductible expenditures	16	42

Mining taxes	10	35

Foreign exchange impact on tax bases of assets, liabilities, and losses	(8)	189

Mexican inflation on tax values	(30)	(14)

Assets sold and assets held for sale (note 8)	(36)	29

Non-taxable portion of net earnings from associates	(47)	(43)

Other impacts of foreign exchange (1)	(116)	(128)

Argentinian tax reform (2)	(156)	—

Impairment of mining interests (note 21)	(206)	—

Other	(3)	(1)
	$(465)	$60

(1)

Other impacts of foreign exchange include the currency translation effects of local currency current taxes receivable and payable, the tax impact of local currency foreign exchange gains or losses and the non-taxable or non-deductible US dollar currency foreign exchange gains or losses.

(2)

In December 2017, Argentina enacted corporate tax changes which included a reduction in the corporate tax rate from 35% to 30% for 2018 and 2019, with a further reduction to 25% for 2020 and thereafter. Concurrently, a dividend distribution tax was introduced which charges an effective tax of 5% and 10% on dividend distributions for 2018 and 2019, and 2020 and thereafter, respectively. The Argentine tax rate reduction resulted in a deferred tax recovery of $156 million in 2017.

GOLDCORP  |  40

The significant components of deferred income tax assets and liabilities were as follows:

	At December 31 2017	At December 31 2016
Deferred income tax assets (a)

Operating loss carryforwards

Argentina	$144	$199

Canada	141	129

Mexico	3	25

Chile	5	5

Other	—	1
	293	359
Deductible temporary differences relating to:

Reclamation and closure cost obligations	144	147

Mining interests	131	87

Other	112	79
	387	313
Investment tax credits	89	86
Total deferred income tax assets	769	758

Deferred income tax liabilities

Taxable temporary differences relating to:

Mining interests	(3,636)	(4,255)

Other	(84)	(112)
Total deferred income tax liabilities	(3,720)	(4,367)
Deferred income tax liabilities, net	(2,951)	(3,609)

Balance sheet presentation

Deferred income taxes assets	112	49

Deferred income taxes liabilities	(3,063)	(3,658)
Deferred income tax liabilities, net	$(2,951)	$(3,609)

(a)

The Company believes that it is probable that the results of future operations will generate sufficient taxable income to realize the above noted deferred income tax assets. The Company recognized $109 million (2016 – $43 million) in deferred tax assets that were in excess of taxable temporary differences but are supported by expected future taxable earnings.

Deferred tax assets that have not been recognized as part of the total above were as follows:

	At December 31 2017	At December 31 2016
Operating loss carryforwards	$37	$78

Deductible temporary differences relating to:

Non-operating losses	111	63

Mining interests	—	17

Other	6	31
	$154	$189

GOLDCORP  |  41

(In millions of United States dollars, except where noted)

15.	PER SHARE INFORMATION

(a)	Net earnings per share

Net earnings per share for the year ended December 31, 2017 was calculated based on basic and diluted net earnings of $658 million, (2016 – $162 million) and the weighted average number of shares outstanding used in the calculation was based on the following:

(in millions)	2017	2016
Basic weighted average number of shares outstanding	862	842

Effect of dilutive stock options and restricted share units	3	3
Diluted weighted average number of shares outstanding	865	845

The outstanding equity instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted net earnings per share for the year ended December 31, 2017 because they were anti-dilutive, were 7 million stock options (2016 – 11 million).

(b)	Dividends declared

On February 25, 2016, the Company announced a quarterly dividend of $0.02 per share, effective April 1, 2016, with the first payment in June 2016. During the year ended December 31, 2017, the Company declared dividends of $0.08 per share for total dividends of $70 million, respectively (2016 – $0.12 per share for dividends of $102 million).

On May 11, 2016, the Company announced that it implemented a Dividend Reinvestment Plan (“DRIP”) which allows shareholders the opportunity to increase their investment in Goldcorp without additional transaction costs by receiving dividend payments in the form of common shares of the Company. The DRIP allows shareholders to reinvest their cash dividends into additional common shares issued from treasury at a 3% discount to the average market price calculated at the time of dividend payment. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. During the year ended December 31, 2017, the Company issued $8 million (2016 – $5 million) in common shares under the Company’s Dividend Reinvestment Plan.

16.	SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Cash and cash equivalents are comprised of the following:

	At December 31 2017	At December 31 2016
Cash	$184	$146
Money market investments	2	11
	$186	$157

(b)	The following table summarizes the decrease and increase in working capital during the years end December 31:

	2017	2016
Accounts receivable increase	$(48)	$(28)

Inventories (increase) decrease	(57)	18

Sales and indirect taxes recoverable decrease (increase)	165	(54)

Accounts payable and accrued liabilities increase (decrease)	39	(128)

Income taxes payable increase, net of income taxes receivable	3	20

Other	43	46
Decrease (increase) in working capital	$145	$(126)

GOLDCORP  |  42

(c)	The following table summarizes cash received and paid included in the Company’s operating and investing activities during the years end Dec 31:

Years ended December 31	2017	2016
Operating activities include the following cash received (paid):

Interest received	$77	$76

Interest paid	(89)	(98)

Income taxes refunded	9	17

Income taxes paid	(201)	(134)
Investing activities include the following cash received (paid):

Net (purchases) proceeds of short-term investments and available-for-sale securities

Purchases of short-term investments	$(91)	$(49)

Proceeds from maturity of short-term investments	86	63

Purchases of available-for-sale securities	(67)	(31)

Proceeds from sale of available-for-sale securities	24	54
	$(48)	$37

(d)	The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes were as follows:

	Debt	Finance lease obligation
At January 1, 2016	$2,688	$272

Principal payment	(172)	(5)

Accretion	4	1

Foreign exchange gain	(10)	—

Revision to future lease payments	—	(16)
At January 1, 2017	2,510	252

Principal payment	(30)	(6)

Accretion	3	2
At December 31, 2017	$2,483	$248

17.	INVENTORIES

	At December 31 2017	At December 31 2016
Supplies	$237	$230

Finished goods	112	76

Work-in-process	66	45

Stockpiled ore	42	35

Heap leach ore	—	12
	457	398

Less: non-current heap leach and stockpiled ore	(16)	(28)
	$441	$370

(a)

The costs of inventories recognized as expense for the year ended December 31, 2017 amounted to $2,719 million (2016 – $2,952 million), of which $1,753 million (2016 – $1,953 million) and $966 million (2016 – $999 million) was included in production costs and depreciation and depletion in the Consolidated Statements of Earnings, respectively.

GOLDCORP  |  43

(In millions of United States dollars, except where noted)

18.	OTHER CURRENT ASSETS

	At December 31 2017	At December 31 2016
Prepaid expenses and other	$29	$28

VAT receivables related to disposition of Los Filos (note 8(a))	13	—

Accrued interest receivable (note 20(a))	4	31

Current derivative assets designated as hedging instruments	2	—
	$48	$59

19.	MINING INTERESTS – OWNED BY SUBSIDIARIES AND JOINT OPERATION

	Mining properties
	Depletable	Non-depletable

	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (g) (h)	Total
Cost

At January 1, 2017	$12,668	$4,670	$7,225	$6,757	$31,320

Acquisition of mining interest (note 7(a))	—	529	—	2	531

Expenditures on mining interests (a)(b)(c)	427	170	—	500	1,097

Removal of fully depreciated/depleted assets and disposals (e)	(1,469)	(1)	(2)	(295)	(1,767)

Transfers and other movements (f)	1,432	464	(1,965)	12	(57)
At December 31, 2017	13,058	5,832	5,258	6,976	31,124
Accumulated depreciation and depletion and impairment

At January 1, 2017	(5,780)	(2,510)	(2,263)	(3,202)	(13,755)

Depreciation and depletion (d)	(615)	—	—	(393)	(1,008)

Impairment expense, net (note 8(b), 21)	(294)	(259)	(80)	(136)	(769)

Removal of fully depreciated/depleted assets and disposals	1,463	—	—	275	1,738

Transfers and other movements (f)	(17)	—	—	(2)	(19)
At December 31, 2017	(5,243)	(2,769)	(2,343)	(3,458)	(13,813)
Carrying amount – At December 31, 2017	$7,815	$3,063	$2,915	$3,518	$17,311

GOLDCORP  |  44

	Mining properties
	Depletable	Non-depletable

	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (g) (h)	Total
Cost

At January 1, 2016	$11,964	$4,346	$7,991	$6,733	$31,034

Acquisition of mining interest (note 7(b))	—	386	—	—	386

Expenditures on mining interests (a)(b)(c)	335	96	—	243	674

Reclassifications to asset held for sale (note 8(a))	(509)	—	(13)	(191)	(713)

Transfers and other movements (f)	878	(158)	(753)	(28)	(61)
At December 31, 2016	12,668	4,670	7,225	6,757	31,320
Accumulated depreciation and depletion and impairment

At January 1, 2016	(5,608)	(2,510)	(2,263)	(3,023)	(13,404)

Depreciation and depletion (d)	(599)	—	—	(397)	(996)

Reclassifications to asset held for sale (note 8(a))	368	—	—	178	546

Impairment reversal, net (notes 8(a), 21)	58	—	—	(6)	52

Transfers and other movements (f)	1	—	—	46	47
At December 31, 2016	(5,780)	(2,510)	(2,263)	(3,202)	(13,755)
Carrying amount – At December 31, 2016	$6,888	$2,160	$4,962	$3,555	$17,565

A summary by property of the carrying amount of mining interests owned by subsidiaries and joint operation is as follows:

	Mining properties (i)
	Depletable	Non-depletable

	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (g)(h)	At December 31 2017	At December 31 2016
Éléonore	$1,590	$85	$—	$921	$2,596	$2,643

Musselwhite	292	16	28	171	507	477

Porcupine	398	440	—	139	977	872

Red Lake	520	457	198	221	1,396	2,260

Coffee	—	432	—	2	434	399

Peñasquito	3,760	1,031	1,859	1,202	7,852	7,603

Cerro Negro	1,255	56	830	770	2,911	3,166

Norte Abierto	—	546	—	2	548	—

Corporate and other	—	—	—	90	90	145
	$7,815	$3,063	$2,915	$3,518	$17,311	$17,565

GOLDCORP  |  45

(In millions of United States dollars, except where noted)

(a)	Exploration, evaluation and project costs incurred by the Company during the years ended December 31 were as follows:

	2017	2016
Total exploration, evaluation and project expenditures	$114	$102

Less: amounts capitalized to mining interests	(52)	(68)
Total exploration, evaluation and project costs recognized in the Consolidated Statements of Earnings	$62	$34

(b)

Expenditures on mining interests include finance lease additions, capitalized borrowing costs and deposits on mining interests, and are net of investment tax credits and exclude capitalized reclamation and closure costs. The following is a reconciliation of capitalized expenditures on mining interests to expenditures on mining interests in the Consolidated Statements of Cash Flows:

	2017	2016
Capitalized expenditures on mining interests including associates and joint venture	$1,130	$684

Interest paid	(35)	(25)

(Increase) decrease in accrued expenditures	(20)	37

Expenditures on mining interests per Consolidated Statements of Cash Flows	$1,075	$696

(c)	Includes capitalized borrowing costs incurred during the years ended December 31 as follows:

	2017	2016
Red Lake - Cochenour	$23	$22

Norte Abierto Project	11	—

Porcupine - Borden Project	4	—

Peñasquito - Pyrite Leach Project	6	—

Other	2	1
	$46	$23

During the years ended December 31 2017 and 2016, the Company’s borrowings eligible for capitalization included its $1.0 billion notes, $1.5 billion notes, the revolving credit facility and the deferred payment obligation related to Norte Abierto (note 7(a)). All borrowing costs related to the deferred payment obligations were capitalized to the mining interests of Norte Abierto.

A reconciliation of total eligible borrowing costs incurred to total borrowing costs included in finance costs in the Consolidated Statements of Earnings is as follows:

	2017	2016
Total borrowing costs incurred	$111	$99

Less: amounts capitalized to mining interests	(46)	(23)
Total borrowing costs included in finance costs in the Consolidated Statements of Earnings	$65	$76
Weighted average rate used in capitalization of borrowing costs during year	3.84%	3.67%

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(d)	A reconciliation of depreciation and depletion during the years ended December 31 to depreciation and depletion recognized in the Consolidated Statements of Earnings is as follows:

	2017	2016
Total depreciation and depletion	$1,008	$996

Less: amounts capitalized to mining interests	(5)	(11)

Changes in amounts allocated to ending inventories	(13)	39
Total depreciation and depletion recognized in the Consolidated Statements of Earnings	$990	$1,024

(e)

Removal of fully depreciated/depleted asset and disposals primarily includes the costs and accumulated depreciation/depletion of fully depreciated/depleted assets for closed sites that are no longer in use.

(f)

Transfers and other movements primarily represent the reallocation of costs between mining interest categories relating to the conversion of reserves, resources and exploration potential within mining interests, capitalized reclamation and closure costs, capitalized depreciation, and the reclassification of non-depletable to depletable mining properties.

(g)

At December 31, 2017, assets not yet ready for intended use, and therefore not yet being depreciated, included in the carrying amount of plant and equipment amounted to $512 million (December 31, 2016 – $309 million).

(h)	At December 31, 2017, finance leases included in the carrying amount of plant and equipment amounted to $278 million (December 31, 2016 – $299 million) (note 24).

(i)

Certain of the mining properties in which the Company has interests are subject to royalty arrangements based on their net smelter returns (“NSR“s), modified NSRs, net profits interest (“NPI”), net earnings, and/or gross revenues. Royalties are expensed at the time of sale of gold and other metals. For the year ended December 31, 2017, royalties included in production costs amounted to $78 million (2016 – $69 million) (note 10). At December 31, 2017, the significant royalty arrangements of the Company and its associates, joint venture and joint operation were as follows:

Mining properties:	Royalty arrangements
Musselwhite	1.25 – 5% NPI

Éléonore	2.2 – 3.5% of NSR

Peñasquito	2% of NSR and 0.5% of gross income on sale of gold and silver

Cerro Negro	3% of modified NSR and 1% of net earnings

Alumbrera	3% of modified NSR plus 20 – 30% of net proceeds after capital recovery and changes in working capital

Pueblo Viejo	3.2% of NSR

NuevaUnión	1.5% – 2% modified NSR on portions of the property and 2% NPI

Coffee	2% of NSR

Norte Abierto	3.08% NSR on the Caspiche property; Goldcorp to pay 1.25% gross royalty on Cerro Casale and Quebrada Seca (note 7(a))

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(In millions of United States dollars, except where noted)

20.	MINING INTERESTS – INVESTMENTS IN ASSOCIATES AND JOINT VENTURE

At December 31, 2017, the Company had a 40% interest in Pueblo Viejo, a 50% interest in NuevaUnión, a 22.9% interest in Leagold (included in “Other”) and a 37.5% interest in Alumbrera (included in “Other”). These investments are accounted for using the equity method and included in mining interests. The Company adjusts each associate and joint venture’s financial results, where appropriate, to give effect to uniform accounting policies.

The following table summarizes the change in the carrying amount of the Company’s investments in associates and joint venture:

	Pueblo Viejo (a)	NuevaUnión	Other (b)	Total
At January 1, 2017	$1,123	$884	$—	$2,007

Company’s share of net earnings of associates and joint venture (1)	142	2	—	144

Acquisition of interest in Leagold (note 8(a))	—	—	71	71

Capital investment	—	33	—	33

Return of capital investment	(65)	—	—	(65)

Reversal of impairment	557	—	—	557

Other	(11)	—	—	(11)
At December 31, 2017	$1,746	$919	$71	$2,736

At January 1, 2016	$967	$872	$—	$1,839

Company’s share of net earnings of associates and joint venture	169	2	—	171

Capital investment	—	10	—	10

Return of capital investment	(24)	—	—	(24)

Other	11	—	—	11
At December 31, 2016	$1,123	$884	$—	$2,007

(1)

Share of net earnings related to associates and joint venture of $189 million (year ended December 31, 2016 – $171 million) presented on the Consolidated Statement of Earnings includes the Company’s share of net earnings of associates and joint venture of $144 million (year ended December 31, 2016 – 171 million) and the reduction of the provision related to funding Alumbrera’s reclamation costs of $45 million (year ended December 31, 2016 – $nil ) (note 20(c)).

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Summarized financial information for the Company’s investments in associates and joint venture, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition/formation and adjustments for differences in accounting policies, is as follows:

Year ended December 31, 2017	Pueblo Viejo	NuevaUnión	Other (b)	Total
Revenues	$1,423	$—	$653	$2,076

Production costs	(497)	—	(544)	(1,041)

Depreciation and depletion	(98)	—	(42)	(140)
Earnings from mine operations	828	—	67	895

Interest income	1	—	2	3

Interest expense	(133)	—	(41)	(174)

Other (expense) income	(18)	3	(49)	(64)

Income tax (expense) recovery	(324)	2	(43)	(365)
Net earnings of associates and joint venture	354	5	(64)	295
Company’s share of net earnings of associates and joint venture	142	2	45	189

Reversal of impairment	557	—	—	557
Company’s equity share of net earnings of associates and joint venture	$699	$2	$45	$746

Year ended December 31, 2016	Pueblo Viejo	NuevaUnión	Other (b)	Total
Revenues	$1,517	$—	$686	$2,203

Production costs	(462)	—	(492)	(954)

Depreciation and depletion	(88)	—	(40)	(128)
Earnings from mine operations	967	—	154	1,121

Interest expense	(132)	—	(25)	(157)

Other income (expense)	9	3	(16)	(4)

Income tax (expense) recovery	(421)	1	(8)	(428)
Net earnings of associates and joint venture	423	4	105	532
Company’s equity share of net earnings of associates and joint venture	$169	$2	$—	$171

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(In millions of United States dollars, except where noted)

The asset and liabilities of the Company’s material associate and joint venture were as follows:

At December 31, 2017	Pueblo Viejo(a)	NuevaUnión (c)
Current assets	$515	$24

Non-current assets	6,296	2,278
	6,811	2,302
Current liabilities	341	23

Non-current liabilities	2,105	441
	2,446	464
Net assets	4,365	1,838
Company’s equity share of net assets of associates and joint venture	$1,746	$919

At December 31, 2016	Pueblo Viejo(a)	NuevaUnión (c)
Current assets	$833	$10

Non-current assets	3,902	2,205
	4,735	2,215
Current liabilities	668	6

Non-current liabilities	1,258	441
	1,926	447
Net assets	2,809	1,768
Company’s equity share of net assets of associates	$1,123	$884

The equity share of cash flows of the Company’s investments in associates and joint venture are as follows:

Year ended December 31, 2017	Pueblo Viejo(a)	NuevaUnión	Other (b)	Total
Net cash provided by operating activities	$132	$6	$50	$188

Net cash used in investing activities	(46)	(33)	—	(79)

Net cash (used in) provided by financing activities	(234)	33	—	(201)

Year ended December 31, 2016
Net cash provided by operating activities	$258	$1	$63	$322

Net cash used in investing activities	(35)	(12)	(1)	(48)

Net cash (used in) provided by financing activities	(125)	10	(51)	(166)

(a)

In June 2009, the Company entered into a $400 million shareholder loan agreement with Pueblo Viejo with a term of fifteen years. In April 2012, additional funding of $300 million was issued to Pueblo Viejo with a term of twelve years. Both loans bear interest at 95% of LIBOR plus 2.95% payable semi-annually in arrears on February 28 and August 31 of each year. The loan has no set repayment terms. At December 31, 2017, the carrying amount of the Company’s share of shareholder loans to Pueblo Viejo was $506 million (December 31, 2016 – $537 million), which is included in the Company’s investments in associates and is being accreted to the face value over the term of the loans. Included in other current assets of the Company was a total of $4 million (December 31, 2016 – $31 million) in interest receivable relating to the shareholder loan.

(b)

The Company’s investments in other associates are comprised of its interests in Alumbrera and Leagold. Effective January 1, 2016, the Company discontinued recognizing its share of earnings (loss) of Alumbrera because the Company’s share of losses exceeded its interest in Alumbrera. Additional losses in the future will be provided to the extent the Company has incurred legal or constructive obligations or made payments on behalf of Alumbrera. Any future earnings of Alumbrera will be recognized by the Company only after the Company’s share of future earnings equals its share of losses not recognized.

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During the year ended December 31, 2017, the Company recognized a reduction of $45 million (year ended December 31, 2016 – $nil) in the Company’s provision to fund its share of Alumbrera’s reclamation and closure cost obligations which has been classified as Share of Net Earnings Related to Associate and Joint Venture in the Consolidated Statements of Earnings. The reduction in the provision reflects the expectation that Alumbrera will be able to fund a greater portion of its reclamation costs than previously estimated due to improved financial results, primarily as a result of higher realized copper prices.

(c)

At December 31, 2017, NuevaUnión held $15 million (December 31, 2016 – $3 million) of cash and cash equivalents, $21 million (December 31, 2016 – $4 million) of total current financial liabilities and $nil million (December 31, 2016 – $nil) of total non-current financial liabilities which have been included in the total of current assets, current liabilities and non-current liabilities, respectively. At December 31, 2017, NuevaUnión’s capital and operating commitments amounted to $92 million (December 31, 2016 – $39 million).

21.	IMPAIRMENT AND REVERSAL OF IMPAIRMENT

For the year ended December 31, the Company recognized an impairment expense of $244 million ($23 million reversal of impairment, net of tax recovery) in respect of the following CGUs:

	2017	2016
Red Lake	$889	$—

Porcupine	(99)	—

Pueblo Viejo	(557)	—

Other (1)	11	(49)
Total impairment expense (reversal)	$244	$(49)

(1)	Includes impairment reversal, net, recognized for Los Filos in 2017 and 2016 and impairment expense for Cerro Blanco in 2017 (notes 8(a), (d)).

2017 Impairment testing

The recoverable amounts of the Company’s CGUs are based primarily on the future after-tax cashflows expected to be derived from the Company’s mining properties and represent each CGU’s FVLCD, a Level 3 fair value measurement. The projected cash flows used in impairment testing are significantly affected by changes in assumptions for metal prices, changes in the amount of recoverable reserves, resources, and exploration potential, production costs estimates, capital expenditures estimates, discount rates, and exchange rates. For the year ended December 31, 2017, the Company’s impairment testing incorporated the following key assumptions:

(a)	Weighted average cost of capital

During the year ended December 31, 2017, projected cash flows were discounted using an after-tax discount rate of 5% which represented the Company’s weighted average cost of capital and which included estimates for risk-free interest rates, market value of the Company’s equity, market return on equity, share volatility and debt-to-equity financing ratio.

Pricing assumptions

Metal pricing included in the cash flow projections beyond five years is based on historical volatility and consensus analyst pricing. The metal prices assumptions used in the Company’s impairment assessments in 2017 were as follows:

Metal price assumptions	2017 / 2018	2019 and Long-term
Gold (per ounce)	$1,300	$1,300

Silver (per ounce)	19.00	18.00

Copper (per pound)	2.75	3.00

Zinc (per pound)	1.30	1.15

Lead (per pound)	1.10	1.00

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(In millions of United States dollars, except where noted)

(b)	Additional CGU-specific assumptions affecting the recoverable amount assessment

(i)

Additional CGU-specific assumptions used in determining the recoverable amounts of the CGUs that resulted in impairment expense and reversal of impairment during the year ended December 31, 2017 were as follows:

Red Lake

The Red Lake CGU includes the Cochenour and HG Young Deposit. The recoverable amount of Cochenour was negatively impacted primarily due to lower grade as indicated in the 2017 mineral reserve estimate. In addition, the life of mine assessment included a longer than expected time line for conversion to bulk mining, resulting in a lower recoverable value. The Company has recognized an impairment expense of $889 million ($610 million, net of tax) against the carrying value of the Red Lake CGU at December 31, 2017.

Porcupine

The Porcupine CGU includes the Borden and the Century projects. In 2017, the Century project completed a base case pre-feasibility study, increasing the Porcupine mineral reserve estimate by 4.7 million ounces. A life of mine assessment was completed which reflected expected synergies across the Porcupine CGU associated with the Century and Borden projects. As a result, the Company reversed the remaining unamortized impairment recognized for the Porcupine CGU in prior years of $99 million ($84 million, net of tax).

Pueblo Viejo

During the years ended December 2017 and 2016, Pueblo Viejo has generated significantly higher cash flows from operations than the amount assumed in the recoverable value estimation at December 31, 2015. In 2017, Pueblo Viejo set new records for the crushing and autoclave circuits as performance continued to improve beyond prior expectations. As a result of the CGU’s continued strong performance and higher long-term metal prices, the Company recognized a reversal of the remaining unamortized impairment of $557 million ($557 million, net of tax) related to its investment in Pueblo Viejo at December 31, 2017. After tax income from associates, including the reversal of impairment of Pueblo Viejo, is not subject to further income tax in the accounts of the Company.

2016 impairments

During the year ended December 31, 2016, the Company recognized reversal of impairment of $59 million related to Los Filos. The recoverable amount of Los Filos, being its FVLCD, was $430 million based on the expected proceeds from the sale (note 8(a)). The Company also recognized an impairment expense of $10 million related to certain land at Marlin. At December 31, 2016, the land had a recoverable amount of $nil, being its FVLCD, due to the mine’s near-closure status. Los Filos and Marlin mine are both included in the Other mines reportable operating segment.There were no other indications that the Company’s CGUs may be impaired or that an impairment reversal was required.

22.	OTHER NON-CURRENT ASSETS

	At December 31 2017	At December 31 2016
Sales/indirect taxes recoverable	$62	$105

Water rights (note 7(a))	59	—

Exploration tax credits and mining duties	44	35

Deposits on mining interest expenditures	7	9

Non-current derivative assets not designated cash flow hedges	1	7

Other	16	10
	$189	$166

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23.	DEBT

	At December 31 2017	At December 31 2016

$1.0 billion Notes (a)

3.625% 7-year notes due June 2021 ($550 million)	$547	$547

5.45% 30-year notes due June 2044 ($450 million)	444	444
	991	991

$1.5 billion Notes (b)

2.125% 5-year notes due March 2018 ($500 million)	499	498

3.70% 10-year notes due March 2023 ($1 billion)	993	991
	1,492	1,489
$3.0 billion credit facility (c)	—	30
	2,483	2,510
Less: current portion of debt (b)	(499)	—
	$1,984	$2,510

(a)

The $1.0 billion Notes consist of $550 million in 7-year notes (the “7-year Notes”) and $450 million in 30-year notes (the “30-year Notes”). In 2013, the Company received total proceeds of $988 million from the issuance of the $1.0 billion Notes, net of transaction costs. The $1.0 billion Notes are unsecured and interest is payable semi-annually in arrears on June 9 and December 9 of each year, beginning on December 9, 2014. The $1.0 billion Notes are callable at anytime by the Company prior to maturity, subject to make-whole provisions. The 7-year Notes and the 30-year Notes are accreted to the face value over their respective terms using annual effective interest rates of 3.75% and 5.49%, respectively.

(b)

The $1.5 billion Notes consist of $500 million in 5-year notes (“5-year Notes”) and $1.0 billion in 10-year notes (“10-year Notes”). In 2013, the Company received total proceeds of $1.48 billion from the issuance of the $1.5 billion Notes, net of transaction costs. The $1.5 billion Notes are unsecured and interest is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2013. The $1.5 billion Notes are callable at anytime by the Company prior to maturity, subject to make-whole provisions. The 5-year Notes and the 10-year Notes are accreted to face value over their respective terms using annual effective interest rates of 2.37% and 3.84%, respectively.

(c)

In June 2017, the Company extended the term of its $3.0 billion revolving credit facility to June 22, 2022, under existing terms and conditions. The credit facility bears interest rate of LIBOR plus 1.50%. During the year ended December 31, 2017, the average interest rate paid by the Company on the loan was 3.2% (2016 – 2.4%).

24.	FINANCE LEASE OBLIGATIONS

	At December 31 2017	At December 31 2016
Minimum payments under finance leases

Within 1 year	$30	$30

2 to 3 years	60	59

4 to 5 years	59	59

Over 5 years	372	404
	521	552
Effect of discounting	(273)	(300)
Present value of minimum lease payments	248	252

Less: current portion included in accounts payable and accrued liabilities (1)	(6)	(5)
Non-current portion of finance lease obligations	$242	$247

(1) Amount excludes interest payable on lease payments

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(In millions of United States dollars, except where noted)

25.	NON-CURRENT PROVISIONS

	At December 31 2017	At December 31 2016
Reclamation and closure cost obligations (a)	$599	$622

Less: current portion included in other current liabilities	(59)	(67)
	540	555
Other (b)	70	106
	$610	$661

(a)

The Company incurs reclamation and closure cost obligations relating to its operating, inactive and closed mines and development projects. At December 31, 2017, the present value of obligations relating to these sites was estimated at $355 million, $238 million and $6 million, respectively (December 31, 2016 – $350 million, $267 million and $5 million, respectively) reflecting anticipated cash flows to be incurred over approximately the next 100 years, with the majority estimated to be incurred within the next 20 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and monitoring.

The total provision for reclamation and closure cost obligations at December 31, 2017 was $599 million (December 31, 2016 – $622 million) and was calculated using a weighted average discount rate of 4.1% (2016 – 4.1%). The undiscounted value of these obligations was $1,572 million (December 31, 2016 – $1,786 million), calculated using a weighted average inflation rate assumption of 2.16% (2016 – 2.74%).

Changes to the reclamation and closure cost obligations during the years ended December 31 were as follows:

	2017	2016
Reclamation and closure cost obligations – beginning of year	$622	$702

Reclamation expenditures	(24)	(28)

Accretion expense, included in finance costs (note 12)	24	24

Revisions in estimates and obligations	(4)	(21)

Reclamation and closure cost obligations related to divested mining properties	(19)	—

Reclassification of reclamation and closure cost obligations to assets held for sale (note 8(a))	—	(55)
Reclamation and closure cost obligations – end of year	$599	$622

(b)

At December 31, 2017, other non-current provision primarily included $30 million (2016 – $75 million) related to the Company’s obligation to fund its 37.5% share of Alumbrera’s estimated reclamation costs.

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26.	FINANCIAL INSTRUMENTS AND RELATED RISKS

(a)	Financial assets and liabilities by categories

At December 31, 2017	Loans and receivables	Available- for-sale	Fair value through profit or loss	Held to maturity/other financial liabilities	Effective hedging instruments	Total
Financial assets

Cash and cash equivalents	$—	$—	$186	$—	$—	$186

Short-term investments	48	—	—	—	—	48

Accounts receivable arising from sales of metal concentrates	—	—	110	—	—	110

Investments in securities	—	178	—	—	—	178

Derivative assets designated as hedging instruments	—	—	—	—	2	2

Derivative assets not designated as hedging instruments	—	—	1	—	—	1

Other current and non-current financial assets	33	—	—	—	—	33
Total financial assets	$81	$178	$297	$—	$2	$558

Financial liabilities

Debt	$—	$—	$—	$(2,483)	$—	$(2,483)

Deferred payment obligation	—	—	—	(182)	—	(182)

Accounts payable and accrued liabilities	—	—	—	(547)	—	(547)

Derivative liabilities not designated as hedging instruments	—	—	(2)	—	—	(2)

Other current and non-current financial liabilities	—	—	—	(257)	—	(257)
Total financial liabilities	$—	$—	$(2)	$(3,469)	$—	$(3,471)

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(In millions of United States dollars, except where noted)

At December 31, 2016	Loans and receivables	Available- for-sale	Fair value through profit or loss	Held to maturity/other financial liabilities	Effective hedging instruments	Total
Financial assets

Cash and cash equivalents	$—	$—	$157	$—	$—	$157

Short-term investments	43	—	—	—	—	43

Accounts receivable arising from sales of metal concentrates	—	—	77	—	—	77

Investments in securities	—	114	—	—	—	114

Derivative assets not designated as hedging instruments	—	—	7	—	—	7

Other current and non-current financial assets	39	—	—	—	—	39

Total financial assets	$82	$114	$241	$—	$—	$437
Financial liabilities

Debt	$—	$—	$—	$(2,510)	$—	$(2,510)

Accounts payable and accrued liabilities	—	—	—	(478)	—	(478)

Derivative liabilities designated as hedging instruments	—	—	(22)	—	—	(22)

Other current and non-current financial liabilities	—	—	—	(259)	—	(259)

Total financial liabilities	$—	$—	$(22)	$(3,247)	$—	$(3,269)

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(b)	Derivatives instruments (“Derivatives”)

(i)	Derivatives designated as cash flow hedges

As part of Goldcorp’s Financial Risk Management Policy, unless otherwise approved by the Board of Directors, the Company can elect to hedge up to a maximum of 50%, 30% and 10% of forecasted operating, exploration, general administrative and sustaining capital (“operating and sustaining”) expenditures over the next 12 months, subsequent 13 to 24 months and subsequent 25 to 36 months, respectively. In addition, during the year ended December 31, 2016, the Company’s Board of Directors authorized the Company to hedge up to 50% of Mexican peso denominated forecasted expenditures in 2016 through 2018 for an expansionary capital project, the Pyrite Leach project (“PLP”), at Peñasquito. During the year ended December 31, 2016, the Company designated Mexican peso currency contracts as cash flow hedges of anticipated Mexican peso denominated PLP expenditures and operating and sustaining expenditures for Peñasquito. At December 31, 2017, the notional amount of these contracts was 2,245 million Mexican pesos, which are due to be settled within one year (2016 – 4,379 million Mexican pesos and 2,245 million Mexican pesos within year 1 and 2 years, respectively).

The net gain on derivatives designated as cash flow hedges for the year ended December 31, 2017 recorded in OCI was $15 million (2016 – loss of $15 million), net of tax expense of $8 million (2016 – net of tax recovery of $7 million), which represented the effective portion of the change in fair value of the hedges. The gain on the ineffective portion of the hedges of $7 million (2016 – $nil) was included in gain on derivatives, net, in the Consolidated Statements of Earnings.

(ii)	Derivatives not designated as hedging instruments

The net (loss) gain on derivatives not designated as hedging instruments for the years ended December 31 were comprised of the following:

	2017	2016
Realized losses

Foreign currency, lead and zinc contracts	$—	$(6)

Other	(1)	—
	(1)	(6)
Unrealized (losses) gains

Foreign currency, lead and zinc contracts	(2)	—

Other	—	9
	(2)	9
	$(3)	$3

(c)	Financial assets designated as available-for-sale

The Company’s investments in securities are designated as available-for-sale. The unrealized (losses) gains on available-for-sale investments recognized in OCI for the years ended December 31 were as follows:

	2017	2016
Mark-to-market (losses) gains on available-for-sale securities	$(17)	$86
Deferred income tax expense in OCI	—	(11)
Unrealized (losses) gains on available-for-sale securities, net of tax	(17)	75
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings, net of tax of $1 million (2016 – $11 million)	(15)	(12)
	$(32)	$63

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(In millions of United States dollars, except where noted)

(d)	Fair value information

(i)	Fair value measurements of financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Balance Sheets at fair value on a recurring basis were categorized as follows:

	At December 31, 2017		At December 31, 2016
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents	$186	$—	$157	$—

Accounts receivable arising from sales of metal concentrates	—	110	—	77

Investments in securities	178	—	114	—

Derivative assets designated as cash flow hedges	—	2	—	—

Derivative assets not designated as cash flow hedges	—	1	—	7

Derivative liabilities designated as cash flow hedges	—	—	—	(22)

Derivative liabilities not designated as cash flow hedges	—	(2)	—	—

At December 31, 2017, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2017. At December 31, 2017, there were no financial assets or liabilities measured and recognized on the Consolidated Balance Sheets at fair value that would be categorized as Level 3 in the fair value hierarchy. During the years ended December 31, 2017 and 2016, the Company recognized impairment expense and reversals of impairment for certain of its mining interests, which adjusted their carrying amounts to their recoverable amounts, being their FVLCD. Valuation techniques and inputs used in the calculation of these fair value based amounts are categorized as Level 3 in the fair value hierarchy (note 21).

(ii)	Valuation methodologies used in the measurement of fair value for Level 2 financial assets and liabilities

Accounts receivable arising from sales of metal concentrates:

The Company’s metal concentrate sales contracts are subject to provisional pricing with the final selling price adjusted at the end of the quotational period. At the end of each reporting period, the Company’s accounts receivable relating to these contracts are marked-to-market based on quoted forward prices for which there exists an active commodity market.

Derivative assets and liabilities:

The Company’s derivative assets and liabilities were comprised of investments in warrants and foreign currency forward contracts. The fair values of the warrants are calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates. Foreign currency forward contracts are valued using a combination of quoted prices and market-derived inputs including credit spreads.

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(iii)	Fair values of financial assets and liabilities not already measured at fair value

At December 31, 2017, the fair values of the Company’s notes payable and deferred payment obligation, as compared to the carrying amounts, were as follows:

	Level	Input	Carrying amount (1)	Fair value
$1.0 billion notes	1	Closing price	$994	$1,087

$1.5 billion notes	1	Closing price	1,507	1,530

Deferred payment obligation	2	4.75% (2)	182	182

(1)	Includes accrued interest payable.
(2)	Represents the Company’s current rate of borrowing.

At December 31, 2017, the carrying amounts of the Company’s short-term investments, other current financial assets, accounts payable and accrued liabilities and other current financial liabilities were considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

(e)	Financial instruments and related risks

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Financial Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Financial Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken were to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:

(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, short term investments, derivative assets, other receivables and accrued interest receivable. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults has been negligible and, as a result, the credit risk associated with trade receivables at December 31, 2017 is considered to be negligible. The Company invests its cash and cash equivalents and short term investments in highly-rated corporations and government issuances in accordance with its Short-term Investment Policy and the credit risk associated with its investments is considered to be low. Foreign currency and commodity contracts are entered into with large international financial institutions with strong credit ratings.

The Company’s maximum exposure to credit risk was as follows:

	At December 31 2017	At December 31 2016
Cash and cash equivalents	$186	$157

Short term investments	48	43

Accounts receivable arising from sales of metal concentrates	110	77

Other current and non-current financial assets	29	8

Current and non-current derivative assets	3	7
Accrued interest receivable (note 20(a))	4	31
	$380	$323

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(In millions of United States dollars, except where noted)

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis, its expansionary plans and its dividend distributions. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

During the year ended December 31, 2017, the Company generated cash flows from operations, one of the Company’s main sources of liquidity, of $1,211 million (year ended December 31, 2016 – $799 million). At December 31, 2017, Goldcorp held cash and cash equivalents of $186 million (December 31, 2016 – $157 million) and short-term investments of $48 million (December 31, 2016 – $43 million). At December 31, 2017, the Company’s working capital, defined as current assets less current liabilities, was negative $112 million (December 31, 2016 – positive $791 million), which was primarily due to the Company’s $499 million of long term debt becoming current at December 31, 2017. The Company intends to repay the debt due in March 2018 using cash flow from operations, draws on its credit facility and/or other short term bank facilities. At December 31, 2016, $430 million of the total working capital was comprised of the Company’s net assets held for sale (notes 8(a)).

In 2017, the Company extended the term of its $3.0 billion revolving credit facility to June 22, 2022. At December 31, 2017, the balance outstanding on the revolving credit facility was $nil (December 31, 2016 – $30 million) with $3.0 billion available for the Company’s use (December 31, 2016 – $2.97 billion). Certain of the Company’s borrowings are subject to various financial and general covenants with which the Company was in compliance at December 31, 2017.

At December 31, 2017, the Company had letters of credit outstanding in the amount of $420 million (December 31, 2016 – $423 million) of which $323 million (December 31, 2016 – $303 million) represented guarantees for reclamation obligations. The Company’s capital commitments for the next twelve months amounted to $409 million at December 31, 2017, including the Company’s funding obligation for the Norte Abierto project for the next twelve months. During 2017, the Company entered into an agreement with a vendor to construct the Coffee project and to potentially manage its initial two years of operation. The expected total capital and operating expenditures under the agreement are $298 million and $397 million, respectively, with the majority of the amount to be spent evenly throughout 2019 to 2023. The Company can terminate the contract at any time without penalty, with no further obligations other than payment for work completed to the date of termination of the contract with the vendor.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments, shown in contractual undiscounted cashflows:

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	At December 31, 2017					At December 31, 2016
	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total
Financial liabilities

Accounts payable and accrued liabilities	$570	$—	$—	$—	$570	$462

Derivative liabilities designated as hedging instruments (note 26(b))	—	—	—	—	—	22

Derivative liabilities not designated as hedging instruments (note 26(b))	2	—	—	—	2	—

Debt repayments (principal portion) (note 24)	500	—	550	1,450	2,500	2,530

Deferred payment obligation (note 7(a))	37	78	67	—	182	—
Other	1	9	2	17	29	23

	1,110	87	619	1,467	3,283	3,037

Other commitments

Capital expenditure commitments (1) (2)	409	347	100	—	856	75

Operating expenditure commitments (2)	218	4	245	152	619	161

Reclamation and closure cost obligations (note 25)	54	54	33	1,432	1,573	1,786

Interest payments on debt (note 23)	71	163	133	546	913	1,006

Minimum rental and lease payments (3)	4	8	8	15	35	35

Other	5	11	—	—	16	81
	761	587	519	2,145	4,012	3,144
	$1,871	$674	$1,138	$3,612	$7,295	$6,181

(1)

Contractual commitments are defined as agreements that are enforceable and legally binding. Certain of the contractual commitments may contain cancellation clauses; however, the Company discloses the contractual maturities of the Company’s operating and capital commitments based on management’s intent to fulfill the contract.

(2)	Includes the capital and operating commitment for the Coffee project.

(3)	Excludes the Company’s minimum finance lease payments (note 24).

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(In millions of United States dollars, except where noted)

(iii)	Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos and Argentinean pesos. The appreciation or depreciation of non-US dollar currencies against the US dollar can increase or decrease the cost of metal production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and non-current assets denominated in non-US dollar currencies relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. The Company is further exposed to currency risk through non-monetary assets and liabilities and tax bases of assets, liabilities and losses of entities whose taxable profit or tax loss are denominated in non-US currencies. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

During the year ended December 31, 2016, and in accordance with its Financial Risk Management Policy, the Company entered into Mexican peso forward contracts to purchase the foreign currency at pre-determined US dollar amounts. The Company hedges a portion of its future forecasted Mexican Pesos denominated operating and capital expenditures to reduce the currency risk exposure to the Mexican Pesos (note 27(b)(i)).

As of December 31, 2017, the Company was primarily exposed to currency risk through the following financial assets and liabilities, income and other taxes receivables (payables) and deferred income tax assets and liabilities denominated in foreign currencies:

	Financial asset and liabilities
At December 31, 2017	Cash and cash equivalents	Accounts receivable and other current and non-current assets	Accounts payable and accrued liabilities and non-current liabilities	Sales and indirect taxes recoverable	Income taxes receivable (payable), current and non-current	Deferred income tax liabilities
Canadian dollar	$5	$10	$(231)	$24	$35	$(270)

Mexican peso	3	18	(112)	174	(203)	(2,273)

Argentine peso	14	—	(57)	80	1	(396)
	$22	$28	$(400)	$278	$(167)	$(2,939)
At December 31, 2016
Canadian dollar	$—	$9	$(217)	$17	$4	$(708)

Mexican peso	11	—	(88)	146	(127)	(2,354)

Argentine peso	1	—	(41)	200	(2)	(558)
	$12	$9	$(346)	$363	$(125)	$(3,620)

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During the year ended December 31, 2017, the Company recognized a net foreign exchange loss of $23 million (year ended December 31, 2016 – $68 million), and a net foreign exchange gain of $9 million in income tax expense on income taxes receivable (payable) and deferred income taxes (year ended December 31, 2016 – loss of $162 million). Based on the Company’s net foreign currency exposures at December 31, 2017, depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in the following decrease or increase in the Company’s net earnings:

At December 31, 2017	Possible exposure (1)	Impact on earnings excluding currency exposure related to taxes	Impact on earnings from foreign exchange exposure related to taxes
Canadian dollar	10%	$14	$145

Mexican peso	20%	15	82

Argentine peso	15%	5	75

(1) Calculated based on fluctuations of foreign exchange rates during the twelve months ended December 31, 2017.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate cash flow risk primarily on its outstanding debt subject to floating rates of interest, its shareholder loan related to Pueblo Viejo, its cash and cash equivalents, and interest-bearing receivables. The Company is exposed to interest rate fair value risk primarily on its debt subject to fixed rates of interest (note 23). The Company monitors its exposure to interest rates and is comfortable with its exposures given its mix of fixed-and floating-rate debt, with 100% of total debt at December 31, 2017 subject to fixed rates, and the relatively low rate on its debt. The weighted-average interest rate paid by the Company during the year ended December 31, 2017 on its revolving credit facility, subject to floating rates of interest was 3.0% (2016 – 2.0%). The average interest rate earned by the Company during the year ended December 31, 2017 on its cash and cash equivalents was 0.72% (2016 – 0.14%).

A 10% increase or decrease in the interest earned from financial institutions on deposits held would result in a nominal increase or decrease in the Company’s net earnings. There was no significant change in the Company’s exposure to interest rate risk during the year ended December 31, 2017.

Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There was no significant change to the Company’s exposure to price risk during the year ended December 31, 2017.

The Company has a policy not to hedge gold sales. In accordance with the Company’s Financial Risk Management Policy, the Company may hedge up to 50%, 30%, and 10% of its by-product base metal sales volume over the next 12 months, subsequent 13 to 24 months, and subsequent 25 to 36 months, respectively, to manage its exposure to fluctuations in base metal prices. At December 31, 2017, the Company had hedged approximately 7% and 6%, respectively of its forecast zinc and lead sales from January 1, 2018 to December 31, 2018. These contracts are not designated as hedges for accounting purposes. Subsequent to December 31, 2017, the Company hedged an additional 20% and 10%, respectively, of its forecast zinc and lead sales for the next 12 months. These contracts have been designated as hedges for accounting purposes.

The Company holds certain investments in available-for-sale equity securities which are measured at fair value, being the closing share price of each equity security, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

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(In millions of United States dollars, except where noted)

27.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are to safeguard its ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents and short term investments as follows:

	At December 31 2017	At December 31 2016
Shareholders’ equity	$14,184	$13,415

Debt	2,483	2,510
	16,667	15,925
Less:

Cash and cash equivalents	(186)	(157)

Short term investments	(48)	(43)
	$16,433	$15,725

The Company manages its capital structure and makes adjustments in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company has instituted a rigorous planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and short term investments.

At December 31, 2017, the Company expects its capital resources and projected future cash flows from operations to support its normal operating requirements on an ongoing basis, and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2017, there was no externally imposed capital requirement to which the Company was subject and with which the Company did not comply.

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28.	SHARE-BASED COMPENSATION AND OTHER RELATED INFORMATION

(a)	Stock options and restricted share units (“RSUs”)

For the year ended December 31, 2017, total share-based compensation relating to stock options and RSUs was $30 million (2016 – $52 million). Of the total, $30 million (2016 – $48 million) was included in corporate administration and $nil (2016 – $4 million) was included in restructuring costs (note 11) in the Consolidated Statements of Earnings.

Stock options

The following table summarizes the changes in stock options for the years ended December 31:

	Number of Options (000’s)	Weighted Average Exercise Price (C$/option)
At January 1, 2017	10,675	$28.03

Issued in connection with the acquisition of Exeter (note 7)	192	4.32

Exercised (2)	(27)	20.27

Forfeited/expired	(3,545)	30.92
At December 31, 2017 – outstanding	7,295	$26.02
At December 31, 2017 – exercisable	5,252	$27.39
At January 1, 2016	14,775	$34.53

Granted (1)	3,087	20.27

Exercised (2)	(232)	12.64

Forfeited/expired	(6,955)	38.92
At December 31, 2016 – outstanding	10,675	$28.03
At December 31, 2016 – exercisable	6,061	$31.24

(1)

Effective January 1, 2017, the Company has stopped granting options under the stock option plan. Stock options granted during the year ended December 31, 2016 vest over 3 years, are exercisable at C$20.27 per option, expire in 2023 and had a total fair value of $15 million at the date of grant.

(2)	The weighted average share price at the date stock options were exercised was C$21.78 (2016 – C$20.74).

The weighted average fair value of stock options granted during the year ended December 31, 2016 of $4.89 per option was calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions and inputs:

2016
Expected life	3.3 years

Expected volatility	45.3%

Expected dividend yield	0.8%

Risk-free interest rate	0.5%

Weighted average share price	15.24

The expected volatility assumption is based on the historical and implied volatility of Goldcorp’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life. The Company estimated a forfeiture rate of 12.6% for the options granted during the year ended December 31, 2016.

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(In millions of United States dollars, except where noted)

The following table summarizes information about the Company’s stock options outstanding at December 31, 2017:

	Options Outstanding			Options Exercisable
Exercise Prices (C$/option)	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)
$4.17 - $4.50	192	$4.32	2.7	192	$4.32	2.7

$20.27	2,106	20.27	4.9	732	20.27	4.7

$26.66 - 29.63	2,793	27.49	3.0	2,124	27.60	2.7

$29.63 - $33.48	2,204	31.55	0.7	2,204	31.55	0.7
	7,295	$26.02	2.8	5,252	$27.39	2.1

RSUs

Under the RSU Plan, RSUs are granted to employees and directors as a discretionary payment in consideration of past services to the Company. Each RSU entitles the holder to one common share at the end of the vesting period.

The Company granted 1.6 million RSUs during the year ended December 31, 2017, the majority of which vests over 3 years (2016 – 2.5 million RSU’s issued, 0.2 million of which vested immediately with the remaining vesting over 3 years). The grant date fair value was $16.94 per RSU (2016 – $15.59) with a total fair value of $27 million (2016 – $39 million) based on the market value of the underlying shares at the date of issuance. The Company estimated a forfeiture rate of 17.3% for the RSUs granted during the year ended December 31, 2017 (2016 – 16.7%).

During the year ended December 31, 2017, 1.6 million (2016 – 1.9 million) of common shares were issued from the vesting of RSUs. At December 31, 2017, there were 2.9 million RSUs outstanding (December 31, 2016 – 3.4 million).

(b)	PSUs

Under the amended 2017 PSU plan, PSUs are granted to senior management, where each PSU has a value equal to one Goldcorp common share. The payout for each performance share unit is determined by a shareholder return metric, measured against a select peer group of companies during a three-year performance period, and other internal financial performance measures. There is no payout if performance does not meet a certain threshold. Under the 2016 PSU Plan, the payout was based on a performance multiplier on both total shareholder return relative to our gold mining peers and an absolute total shareholder return.

The initial fair value of the liability is calculated as of the grant date and is recognized within share-based compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured with changes in fair value recognized as share-based compensation expense or recovery over the vesting period.

During the year ended December 31, 2017, the Company issued 0.7 million PSUs (2016 – 0.5 million) with a total fair value of $13 million (2016 – $6 million) at the date of issuance.

At December 31, 2017, the carrying amount of PSUs outstanding and included in other current liabilities and other non-current liabilities in the Consolidated Balance Sheets was $1 million and $2 million, respectively (December 31, 2016 –$nil and $1 million, respectively). At December 31, 2017, the total intrinsic value of PSUs outstanding and vested was $nil (December 31, 2016 – $nil). During the year ended December 31, 2017, the total intrinsic value of PSUs vested and exercised was nominal (2016 – $3 million). The Company estimated a forfeiture rate of 8.1% for the PSUs granted during the year ended December 31, 2017 (2016 – 8.1%).

Total share-based compensation expense included in corporate administration in the Consolidated Statements of Earnings relating to PSUs for the year ended December 31, 2017 was $3 million (2016 – nominal). At December 31, 2017, there were 1.0 million PSUs outstanding (December 31, 2016 – 0.8 million).

(c)	PRUs

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Under the PRU Plan, participants are granted a number of PRUs which entitle them to a cash payment equivalent to the fair market value of one common share for each PRU held by the participant on the vesting date.

The Company issued 0.4 million PRUs during the year ended December 31, 2017 (2016 – 0.7 million), which vest over 3 years (2016 – 3 years) and had a fair value of $7 million (2016 – $11 million) based on the market value of the underlying shares at the date of issuance (weighted average fair value per unit – $16.99 (2016 – $15.56).

Total share-based compensation relating to PRUs for the year ended December 31, 2017 was $3 million (2016 – $8 million), which is included in corporate administration in the Consolidated Statements of Earnings.

At December 31, 2017, the total carrying amount of the 0.6 million PRUs outstanding (2016 – 0.8 million) and included in other current liabilities and other non-current liabilities in the Consolidated Balance Sheets was $3 million and $2 million, respectively (December 31, 2016 – $5 million and $2 million, respectively).

(d)	Employee share purchase plan (“ESPP”)

During the year ended December 31, 2017, the Company recorded compensation expense of $5 million (2016 – $4 million), which was included in corporate administration in the Consolidated Statements of Earnings, representing the Company’s contributions to the ESPP measured using the market price of the underlying shares at the dates of contribution.

(e)	Issued share capital

The Company has an unlimited number of authorized shares and does not reserve shares for issuances in connection with the exercise of stock options, the vesting of RSU and share purchases from the ESPP.

29.	RELATED PARTY TRANSACTIONS

(a)	Related party transactions

The Company’s related parties include its subsidiaries, associates, joint venture and joint operation over which it exercises significant influence, and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services. There were no related party transactions for the years ended December 31, 2017 and 2016 that have not been disclosed in these consolidated financial statements (notes 9 and 20).

(b)	Compensation of directors and other key management personnel

The remuneration of the Company’s directors and other key management personnel during the years ended December 31 are as follows:

	2017	2016
Short-term employee benefits (1)	$9	$8
Post-employment benefits	1	1
Termination benefits	4	6
Share-based compensation	6	6
	$20	$21

(1)	Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.

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(In millions of United States dollars, except where noted)

30.	CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available and except as noted in note 30(a), the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

(a)	Tax Reassessment from Mexican Tax Authority

During 2016, the Company received reassessment notices from the Mexican Tax Authority for two of its Mexican subsidiaries primarily related to a reduction in the amount of deductible interest paid on related party debt by those subsidiaries during their 2008 and 2009 fiscal years, and the disallowance of certain intra company fees and expenses. The 2008 fiscal year notices reassess an additional $11 million of income tax, interest, and penalties. The 2009 fiscal year notices reassess an additional $95 million of income tax, interest and penalties relating to the reduction in the amount of deductible interest paid to related parties, and the assertion that tax should have been withheld on the interest paid at a rate of 28% rather than the 10% tax treaty rate relied upon.

In respect of the fiscal 2008 year, the Mexican Tax Authority’s position is that the interest rates charged on the related party debt are not interest rates that independent parties would have agreed to. In respect of the fiscal 2009 year, the Mexican Tax Authority’s position is that the debts did not have a valid business purpose and therefore denied the interest deduction and have assessed a higher rate of Mexican withholding taxes on the interest paid.

The Company’s Mexican subsidiaries incurred debt owing to a related company for the purpose of growing their Mexican business of investing in mining development and operations directly or indirectly. The Company believes that the terms of the debt and applicable interest rate are consistent with terms that would apply between unrelated parties and had prepared the required contemporaneous documentation supporting their arm’s length nature with the assistance of independent transfer pricing specialists.

As a result the Company disputes the positions taken by the Mexican Tax Authority, believes it has filed its tax returns and paid applicable taxes in compliance with Mexican income tax laws and has substantial defenses to these assessments. No amounts have been recorded for any potential liability arising from these matters. The intercompany debt remained in place for years subsequent to 2009 and these years remain open to audit by the Mexican Tax Authority and could be reassessed. The outcome of any potential reassessments for the Company’s Mexican subsidiaries’ 2010 through 2017 years is not readily determinable but could have a material impact on the Company.

The Company intends to vigorously defend its tax filing positions.

(b)	Securities Class Action Lawsuits

United States shareholder class action lawsuit

Following the publication on August 24, 2016 of a news article relating to operations at the Company’s Peñasquito mine, several putative class action lawsuits were filed against the Company and certain of its current and former officers in the U.S. District Court for the Central District of California and one class action lawsuit was filed in the U.S. District Court for the Southern District of New York. On November 21, 2016, a lead plaintiff (“Plaintiff”) was appointed and all claims were consolidated into one action in the U.S. District Court for the Central District of California. On December 8, 2016, the Plaintiff filed an Amended Class Action Complaint and on December 22, 2016, the Plaintiff filed a Corrected Amended Class Action Complaint (the “Amended Complaint”). The Amended Complaint alleges that the Company and certain of its current and former officers made materially false or misleading statements or materially false omissions in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) concerning the Peñasquito mine. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company’s securities during an alleged class period from March 31, 2014 to October 3, 2016. On January 20, 2017, the Company filed a motion to dismiss the Amended Complaint. On October 12, 2017, the U.S. District Court for the Central District of California issued an order dismissing the action. No loss was incurred by the Company.

GOLDCORP  |  68

Canadian shareholder class action lawsuit

On October 28, 2016 and February 14, 2017, separate proposed class actions were commenced in the Ontario Superior Court of Justice pursuant to the Class Proceedings Act (Ontario) against the Company and certain of its current and former officers. Both statement of claims alleged common law negligent misrepresentation in the Company’s public disclosure concerning the Peñasquito mine and also pleaded an intention to seek leave from the Court to proceed with an allegation of statutory misrepresentation pursuant to the secondary market civil liability provisions under the Securities Act (Ontario). By a consent order, the latter lawsuit will proceed, and the former action has been stayed. The active lawsuit purports to be brought on behalf of persons who acquired the Company’s securities in the secondary market during an alleged class period from October 30, 2014 to August 23, 2016. The Company believes the allegations made in the claim are without merit and intends to vigorously defend against this matter.

(c)	State of Zacatecas’ Ecological Tax

In December 2016, the State of Zacatecas in Mexico approved new environmental taxes that became effective January 1, 2017. Certain operations at the Company’s Peñasquito mine may be subject to these taxes. Payments are due monthly in arrears with the first payment due on February 17, 2017. The legislation provides little direction for how the taxes are to be calculated and therefore, the Company is not able to estimate the amount of the taxes with sufficient reliability.

Further, the Company believes that there is no legal basis for the taxes and filed legal claims challenging their constitutionality and legality on March 9, 2017. Other companies similarly situated also filed legal claims against the taxes and the Mexican federal government has filed a claim before the National Supreme Court against the State of Zacatecas challenging whether the State of Zacatecas had the constitutional authority to implement the taxes.

As the Company is not able to estimate the amount of the taxes with sufficient reliability, no amounts have been recorded for any potential liability.

(d)	Pueblo Viejo Dominicana Corporation (“PVDC”) Alleged Environmental Contamination

In October 2014, PVDC received a copy of an action filed in an administrative court in the Dominican Republic by Rafael Guillen Beltre (the “Petitioner”), who claims to be affiliated with the Dominican Christian Peace Organization. The Government of the Dominican Republic has also been notified of the action. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an “Amparo” remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On June 25, 2015, the trial court in the Municipality of Cotui (“Trial Court”) dismissed the legal action as the Petitioner failed to produce evidence to support his allegations. The Petitioner appealed the Trial Court’s decision to the Constitutional Court on July 21, 2015. On July 28, 2015, PVDC filed a motion to dismiss the appeal as it was filed after the expiry of the applicable filing deadline. The matter is pending ruling by the Constitutional Court. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as PVDC cannot reasonably predict any potential losses.

GOLDCORP  |  69

CORPORATE OFFICE	STOCK EXCHANGE LISTING

Park Place	Toronto Stock Exchange: G
Suite 3400 – 666 Burrard Street	New York Stock Exchange: GG
Vancouver, BC V6C 2X8 Canada
Tel: (604) 696-3000	TRANSFER AGENT
Fax: (604) 696-3001 www.goldcorp.com	AST Trust Company (Canada)
1066 West Hastings Street, Suite 1600
TORONTO OFFICE	Vancouver, BC V6E 3X1 Canada
Toll free in Canada and the US: (800) 387-0825
Suite 3201 – 130 Adelaide Street West	Outside of Canada and the US: (416) 682-3860
Toronto, ON M5H 3P5 Canada	inquiries@canstockta.com
Tel: (416) 865-0326	www.canstockta.com
Fax: (416) 359-9787
AUDITORS
MEXICO OFFICE
Deloitte LLP
Paseo de las Palmas 425-15	Vancouver, BC
Lomas de Chapultepec 11000 Mexico, D.F.	INVESTOR RELATIONS
Tel: 52 (55) 5201-9600
Etienne Morin
GUATEMALA OFFICE	Toll free: (800) 567-6223
Email: info@goldcorp.com
5ta avenida 5-55 zona 14 Europlaza
Torre 1 Nivel 6 oficina 601	REGULATORY FILINGS
Guatemala City
Guatemala, 01014	The Company’s filings with the Ontario Securities Commission
Tel: (502) 2329-2600	can be accessed on SEDAR at www.sedar.com.

ARGENTINA OFFICE	The Company’s filings with the US Securities and
Exchange Commission can be accessed on EDGAR
Avda. Leandro N. Alem 855, Piso 27	at www.sec.gov.
C1001AAD Capital Federal
Buenos Aires, Argentina
Tel: 54 114 323 7000

CHILE OFFICE

Avenida Apoquindo 4501, Oficina 703 Las Condes, Santiago, Chile
Tel: 56 2 2898 9300